UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File No. 1-9924

__________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citibuilder 401(k) Plan for Puerto Rico
Plan Administration Committee
One Court Square, 46th Floor
Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citigroup Inc.
399 Park Avenue
New York, NY 10022

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule:*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	23

Signatures	88

Index to Exhibit
EX-23.1: Consent of KPMG LLP	89

*	Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 12, 2015

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$2,675,684	$2,863,103
U.S. equities	2,260,122	2,367,725
Non-U.S. equities	519,938	377,752
Mutual funds	2,498,053	2,840,449
Collective trust funds	20,227,282	18,364,083
Guaranteed investment contracts	2,439,099	2,315,985
Wrapper contracts	388	364
Total investments	30,620,566	29,129,461
Loans receivable from participants	2,333,876	2,591,981
Receivables:
Employer contributions	1,439,397	1,630,565
Interest and dividends	6,129	6,255
Receivable for securities sold	9,430	2,959
Participant contributions	—	497
Other	13	937
Total receivables	1,454,969	1,641,213
Total assets	34,409,411	33,362,655
Liabilities:
Payable for securities purchased	12,006	4,788
Payable for trustee and administrative fees	15,531	14,074
Total liabilities	27,537	18,862
Net assets reflecting all investments at fair value	34,381,874	33,343,793
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(78,375)	(70,673)
Net assets available for benefits	$34,303,499	$33,273,120
See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributable to:
Investment income:
Dividends	$173,176	$161,760
Interest	91,132	101,003
Net appreciation in fair value of investments	1,152,448	3,952,685
Net investment income	1,416,756	4,215,448
Interest income from loans receivable from participants	103,445	101,113
Contributions:
Employer	1,368,455	1,717,665
Participants	1,274,267	1,319,671
Rollover	—	31,410
Total contributions	2,642,722	3,068,746
Total additions to net assets	4,162,923	7,385,307
Deductions from net assets attributable to:
Distributions to participants	3,070,843	3,397,763
Trustee and administrative expenses	60,443	53,624
Dividends paid directly to participants	1,258	1,481
Total deductions from net assets	3,132,544	3,452,868
Net increase	1,030,379	3,932,439
Net assets available for benefits at:
Beginning of year	33,273,120	29,340,681
End of year	$34,303,499	$33,273,120
See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan
The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc., (the Company) and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 2011 (PRIRC).
Banco Popular de Puerto Rico (Banco Popular) is the trustee of the Plan. Plan investments, including the Citigroup Common Stock Fund, are held at State Street Bank & Trust Company (State Street), the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third‑party administrator.
The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.
The Plan also offers the Professional Management Program through Financial Engines, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.

(b)	Eligibility
Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.
Full time employees or part‑time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.
Part‑time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

(c)	Employee Contributions
An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before‑tax contribution deferral in any 1% increment, by an amount up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before‑tax salary deferrals, plus an additional catch‑up contribution, if eligible (in whole percentages but not exceeding 49% of pay). The statutory limit for before‑tax contributions was $15,000 for both 2014 and 2013. Employee before‑tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.
Eligible full or part‑time employees will be subject to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after their eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90‑day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, a participant’s projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current retirement date funds offered by the Plan. Participants whose first date of hire is on or after January 1, 2007, who are automatically enrolled in the Plan, will be deemed to have filed a deferral election authorizing their before‑tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before‑tax deferrals at any time.
Catch‑up contributions are permitted in accordance with Section 1081.01(d)(7) of the PRIRC. Participants who are over age 50 by the Plan year‑end can contribute up to 49% of their eligible pay up to $1,500 for both 2014 and 2013, increasing the participants’ statutory limitation on before‑tax contribution to $16,500 for both 2014 and 2013. There is no automatic enrollment for catch‑up contributions.
In addition, the PRIRC limits contributions for highly compensated participants, defined by the PRIRC to be participants with annual compensation greater than $115,000 for both 2014 and 2013.

(d)	Employer Contributions
During 2014 and 2013, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.
The Company matching contribution was equal to 100% of the participant’s before-tax contributions up to 6% of the participant’s eligible compensation in 2014 and 2013 (up to the annual compensation maximum set by the PRIRC - $260,000 for 2014 and $255,000 for 2013) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant’s contribution or 6% of the participant’s eligible compensation up to the statutory limit. Catch‑up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions.
A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan is $100,000 or less.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.
At December 31, 2014, the employer contribution receivable was $1.44 million; whereas, at December 31, 2013, the employer contribution receivable was $1.63 million. Company contributions relating to 2014 and 2013 were received and credited to participant accounts during the first quarter of the following year: 2015 and 2014, respectively.

(e)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.
Participants may elect to invest their deferral contributions, Company contributions, and account balance, among the investment fund options offered under the Plan in whole increments of 1%.
A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.
Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions
The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.
Of the participant contributions reported in 2014 and 2013, $0 and $31,410, respectively, related to rollover contributions into the Plan.

(g)	Investment Options
Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.
In general, Plan participants may move a portion or all of their account balance among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock Liquidity Fund at any time. However, once a participant moves his or her Plan assets into that fund, he or she cannot move Plan assets out of the fund for seven calendar days.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see note 4) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock Liquidity Fund and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher yielding, fixed income investments intended to preserve principal and earned interest.
If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.
These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.
To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.
In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so.
The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.
Effective June 30, 2013, SSgA Active Emerging Market Fund was eliminated as a component of the Emerging Market Equity Fund and replaced with the SSGA Active Emerging Markets Select NL SF CL A.
Effective January 1, 2014, Wells Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Vulcan Value Partners Small Cap Value. Additionally, the weighting for the Small Cap U.S. Equity Fund was changed to 40% Numeric Investors, 30% Buckhead Capital Partners and 30% Vulcan Value Partners.
Effective May 1, 2014, Buckhead Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Robeco Boston Partners Small Cap Value.
Effective September 29, 2014, SSgA U.S. Bond Index SL SF CL I (a/k/a SSgA Barclays Aggregate Bond Index) was eliminated and replaced with the State Str Bk & Tr Co Invt Fds Mutual Fund (a/k/a SSgA Diversified Bond Fund).
Effective November 14, 2014, the BFA LifePath Index 2015 Fund was merged into the BFA LifePath Retirement Fund and the BFA LifePath Index 2055 Fund was added.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

Effective March 13, 2015, the PIMCO Emerging Markets Bond Fund was eliminated as a component of the Emerging Market Bond Fund and the assets were transferred to Citigroup Large Cap Growth Wellington Lrg Cap.

(h)	Vesting
The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.
Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her Company matching contributions.
Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service. Once three years of service have been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

(i)	Forfeited Accounts
Forfeitures are used to offset expenses of the Plan. During 2014, $2,309 of forfeitures was used to offset Plan expenses. During 2013, no forfeitures were used to offset Plan expenses. As of December 31, 2014 and 2013, unallocated forfeitures were $2,572 and $1,567, respectively.

(j)	Loans Receivable from Participants
Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2014 and 2013, bore interest rates of 4.25% and from 4.25% to 6.00%, respectively.
Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.
Loan repayments by participants who are employed by the Company are generally made through after‑tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general‑purpose loans or up to 20 years for the purchase of a primary residence.
Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.
A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

(k)	Withdrawals
Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59½ or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions
A participant, after leaving the Company, can have the total of his or her vested account distributed in accordance with the provisions of the Plan.
If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump‑sum payment or installments. The value of this distribution will be based on the value of the participant’s vested account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of a participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.
Distributions to which a participant is entitled are the vested amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

(c)	Investment Valuation and Income Recognition
The Plan investments are stated at fair value.
Cash equivalents and short-term investments are valued at cost, which approximates fair value. In addition, cash equivalents and short-term investments include short-term investment funds which are valued using net asset value or its equivalent as a practical expedient for fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement.
Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over‑the‑counter market are valued at their last sale or bid price. This includes U.S. and non‑U.S. equities in separately managed accounts.
The shares of common stock held by the Citigroup Common Stock Fund are valued at the last reported sale price on the New York Stock Exchange on the last business day of the year.
Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.
Collective trust funds are valued at the net asset value as a practical expedient as reported by the sponsor of the fund. Participant‑directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7‑day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2014.
The FASB ASC Topic 962 (formerly known as FASB issued staff position No. AAG INV‑1 and Statement of Position (SOP) 94‑4‑1, Reporting of Fully Benefit‑Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined‑Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits present the holdings of these fully benefit‑responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. For constant duration synthetic GICs and separate account GICs, the fair values of the underlying portfolio of these contracts are the market values provided by the underlying investment managers. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit‑responsive investment contract from fair value to contract value.
Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan’s year-end. The amounts of such payments are recorded as payables or receivables as of year-

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value of Financial Instruments
The carrying value of the following instruments approximates fair value because of the short maturity nature of these items: receivable for securities sold, interest and dividends receivable, other receivables, and payable for securities purchased.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Recently Issued Accounting Pronouncement
On May 1, 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted for all entities. Management is currently evaluating the impact of adopting this new accounting standards update on the Plan's financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

(3)	Investments
A summary of the Plan’s investments as of December 31, 2014 and 2013 is listed below.

	2014		2013

Cash equivalents and short-term investments:
BlackRock Liquidity Funds	$2,323,978	*	$2,568,115	*
Other cash and cash equivalents	351,706		294,988
Total cash and cash equivalents	2,675,684		2,863,103
U.S. equities:
Large cap companies:
Citigroup Common Stock Fund	1,607,324		1,664,342	*
Other large cap companies	362,849		357,618
Total large cap companies	1,970,173		2,021,960
Mid cap companies	188,617		203,970
Small cap companies	101,332		141,795
Total U.S. equities	2,260,122		2,367,725
Non-U.S. equities	519,938		377,752
Mutual funds	2,498,053		2,840,449
Collective trust funds:
SSgA S&P 500 (R) Indx SL SF CL I	4,186,811	*	3,405,151	*
SSgA Intl Indx SL SF CL I	3,287,999	*	2,959,909	*
SSgA Russell All Cap (R) Indx SL SF CL I	2,646,625	*	2,226,744	*
SSgA S&P Midcap (R) Indx SL SF CL I	2,329,574	*	2,222,576	*
U.S. Diversified Bond BL SF CL A	1,854,316	*	—
Other collective trust funds	5,921,957		7,549,703
Total collective trust funds	20,227,282		18,364,083
Guaranteed investment contracts	2,439,099		2,315,985
Wrapper contracts	388		364
Investments, at fair value	$30,620,566		$29,129,461
* Represents 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in fair value by $1.2 million and $4.0 million, respectively, as follows:

	2014	2013
Cash equivalents and short-term investments and other	$(2,362)	$(1)
Equity investments	115,483	810,588
Mutual funds	(112,415)	263,426
Collective trust funds	1,151,742	2,878,672
Net appreciation in fair value of investments	$1,152,448	$3,952,685

(4)	Guaranteed Investment Contracts
The Plan’s BNY Mellon Stable Value Fund (Fund) invests in fully benefit‑responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short‑term investments.
Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.
Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as “adjustment from fair value to contract value for fully benefit‑responsive investment contracts”. If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2014 and 2013 ranged from 0.85% to 3.43% and from 0.43% to 4.12%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2014 and 2013, the fair value of GICs amounted to $2.44 million and $2.32 million, respectively. The fair value of the wrapper contracts amounted to $388 and $364 at December 31, 2014 and 2013, respectively.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

An investment contract is considered fully benefit‑responsive if all of the following criteria are met:

•	The investment contract is between the Fund and the issuer and the contract cannot be sold or assigned.

•
The contract issuer must be obligated to repay principal and interest to participants in the Fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant‑initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The Fund must allow participants reasonable access to their funds.
The Plan’s management has concluded that the GICs are fully benefit‑responsive investment contracts and has reported such contracts at fair value, with an appropriate adjustment to contract value.
The Fund owns units of the State Street Short‑Term Investment Fund, which serves as the Fund’s short‑term liquidity vehicle.
The statements of net assets available for benefits of the Plan are prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2014	2013
Portfolio characteristics:
Average yield earned by entire fund	2.39%	2.43%
Return on assets for 12 months	2.50%	2.73%
Current crediting rate	2.50%	2.54%
Effective duration in years	2.83	2.94

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2014.

December 31, 2014
	S&P/		GIC	Wrapper	Adjustment
	Moody's		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value
American General Life
Contract No. 725840	AA+/Aa1	3.41%	$387,184	$(382)	$(20,035)	$366,767
Voya Retirement Ins & Annuity Co
Contract No. 60266	AA/Aa2	2.65	457,849	879	(13,792)	444,936
Voya Retirement Ins & Annuity Co
Contract No. 60385	A-/A3	1.22	115,641	—	41	115,682
Natixis Financial Products
Contract No. WR1937-02	AA+/Aaa	1.41	20,864	8	(93)	20,779
New York Life Contract No. 29038	AA+/Aaa	2.33	278,821	—	(7,040)	271,781
New York Life Contract No. 34360	AA+/Aaa	1.02	20,944	—	1	20,945
Principal Life Contract No. 6-18274	A+/A1	1.25	27,920	—	(20)	27,900
Protective Life Insurance
Contract No. GA 2021	AA-/A2	0.85	17,308	—	—	17,308
Prudential GA-62194	AA/Aa1	2.39	640,981	(233)	(12,821)	627,927
Royal Bank of Canada
Contract No. Citigroup01	AA+/Aa1	3.43	471,587	116	(24,616)	447,087
Total			$2,439,099	$388	$(78,375)	$2,361,112
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2013.

December 31, 2013
	S&P/		GIC	Wrapper	Adjustment
	Moody's		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value
American General Life
Contract No. 725840	AA+/Aa1	4.08%	$352,346	$(388)	$(24,259)	$327,699
ING Life & Annuity Company
Contract No. 60266	AA/Aa2	2.53	409,875	806	(8,545)	402,136
ING Life & Annuity Company
Contract No. 60385	A-/A3	0.43	105,365	—	630	105,995
MetLife Contract No. 32645	AA-/Aa3	0.93	12,893	—	—	12,893
Natixis Financial Products
Contract No. WR1937-02	AA+/Aaa	1.39	83,693	56	(568)	83,181
New York Life Contract No. 29038	AA+/Aaa	2.13	251,093	—	(4,791)	246,302
New York Life Contract No. 34360	AA+/Aaa	1.02	29,174	—	(103)	29,071
Principal Life Contract No. 6-18274	A+/A1	1.25	38,848	—	(126)	38,722
Protective Life Insurance
Contract No. GA 2021	AA-/A2	0.85	32,050	—	(24)	32,026
Prudential GA-62194	AA/Aa1	2.35	571,494	(228)	(2,981)	568,285
Royal Bank of Canada
Contract No. Citigroup01	AA+/Aa1	4.12	429,154	118	(29,906)	399,366
Total			$2,315,985	$364	$(70,673)	$2,245,676

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

(5)	Fair Value Measurements
FASB ASC Topic 820 provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model‑derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2014.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$2,473,841	$201,843	$—	$2,675,684
U.S. equities:
Large cap companies	1,970,173	—	—	1,970,173
Mid cap companies	188,617	—	—	188,617
Small cap companies	101,332	—	—	101,332
Non-U.S. equities	519,938	—	—	519,938
Mutual funds:
Non-U.S. equity funds	1,804,665	—	—	1,804,665
High yield bond funds	476,034	—	—	476,034
Non-U.S. debt funds	181,879	—	—	181,879
Global allocation funds	35,475	—	—	35,475
Collective trust funds:
U.S. equity funds	—	10,520,265	—	10,520,265
Non-U.S. equity funds	—	4,028,570	—	4,028,570
Balanced funds	—	3,330,656	—	3,330,656
U.S. debt funds	—	1,991,570	—	1,991,570
Real estate funds	—	246,852	—	246,852
Non-U.S. debt funds	—	73,637	—	73,637
Commodity funds	—	35,732	—	35,732
Guaranteed investment contracts	—	2,439,099	—	2,439,099
Wrapper contracts	—	—	388	388
Investments, at fair value	$7,751,954	$22,868,224	$388	$30,620,566

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2013.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$2,660,094	$203,009	—	$2,863,103
U.S. equities:
Large cap companies	2,021,960	—	—	2,021,960
Mid cap companies	203,970	—	—	203,970
Small cap companies	141,795	—	—	141,795
Non-U.S. equities	377,752	—	—	377,752
Mutual funds:
Non-U.S. equity funds	2,032,094	—	—	2,032,094
High yield bond funds	523,754	—	—	523,754
Non-U.S. debt funds	206,628	—	—	206,628
Global allocation funds	77,973	—	—	77,973
Collective trust funds:
U.S. equity funds	—	9,230,633	—	9,230,633
Non-U.S. equity funds	—	3,673,372	—	3,673,372
Balanced funds	—	3,668,472	—	3,668,472
U.S. debt funds	—	1,476,027	—	1,476,027
Real estate funds	—	172,155	—	172,155
Non-U.S. debt funds	—	98,884	—	98,884
Commodity funds	—	44,540	—	44,540
Guaranteed investment contracts	—	2,315,985	—	2,315,985
Wrapper contracts	—	—	364	364
Investments, at fair value	$8,246,020	$20,883,077	$364	$29,129,461
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the years ended December 31, 2014 and 2013.

Wrapper Contracts	2014	2013
Balance, beginning of year	$364	$450
Unrealized losses relating to instruments still held at the reporting date	24	(86)
Balance, end of year	$388	$364
There were no significant transfers of investments among levels during the years ended December 31, 2014 and 2013. There were no changes in the fair value methodology used at December 31, 2014 and 2013.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

(6)	Administrative Expenses
Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.
Any expenses not borne by the Plan are paid by the Company.

(7)	Risk and Uncertainties
The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant‑directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
At December 31, 2014 and 2013, approximately 5% and 6% of the Plan’s total investments were invested in Citigroup common stock, respectively. The underlying value of the Company stock is subject to operational and market risks.

(8)	Party‑in‑Interest Transactions
Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup Common Stock Fund was $1.6 million and $1.7 million at December 31, 2014 and December 31, 2013, respectively.
The Plan held direct investments in the Company’s common stock of $16,016 and $13,872, at December 31, 2014 and December 31, 2013, respectively. In 2014 and 2013, the Company paid $1,258 and $1,481, respectively, to the participants for dividends on common stocks held directly.
The Plan held direct investments in State Street Corporation’s common stock of $9,904 and $7,679 at December 31, 2014 and 2013, respectively.
Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $16.0 million and $13.8 million at December 31, 2014 and December 31, 2013, respectively.
At December 31, 2014 and 2013, the Plan held $68,159 and $129,141, respectively, of the State Street Bank & Trust Co Short‑Term Investment Fund and State Street (US Dollar). At December 31, 2014 and 2013, the Plan also held $1,382 and $1,012, respectively, in State Street Bank & Trust Co through synthetic GICs.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

These transactions qualify as exempt party‑in‑interest transactions. There have been no known prohibited transactions with parties‑in‑interest.

(9)	Tax Status
The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. The Plan was amended and restated effective January 1, 2009. Effective January 1, 2011, the Plan was amended and restated together with the appendices attached thereto to reflect the adoption of the 2011 PRIRC and includes amendments adopted after January 1, 2009. Effective January 1, 2012, the Plan was amended and restated to reflect later amendments to the 2011 PRIRC. On May 3, 2013, the Plan applied to the Puerto Rico taxing authority for a determination letter that the 2011 and 2012 amended and restated Plan documents meets the applicable requirements of the PRIRC. As of this date, this request for qualification remains pending with the Puerto Rico taxing authority. On March 27, 2014, the Plan applied to the Puerto Rico taxing authority for a determination that Amendment 1 to the Plan effective as of January 1, 2013 and January 1, 2014 meets the applicable requirements of the PRIRC. On April 10, 2015, the Plan applied to the taxing authority for a determination that certain additional amendments (Amendments 2 and 3) to the Plan effective as of January 1, 2014 and October 13, 2014 meet the applicable requirements of the PRIRC. Although the Plan has been amended since receiving the September 2, 2003 determination letter, the Plan’s management and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax‑exempt and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan's management has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2011.

(10)	Plan Termination
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(11)	Pending Litigation
Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA - Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc. against the Company, the Plan’s administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company’s financial condition during this time period, the Company was in financial distress. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants’ motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013, which was deemed withdrawn on March 5, 2014, without prejudice. The U.S. Supreme Court heard oral arguments in Fifth Third Bancorp v. John Dudenhoeffer, No. 12-751, on April 2, 2014, a case which involves allegations similar to those in this case. The U.S. Supreme Court decision in Dudenhoeffer was issued on June 25, 2014, pursuant to which plaintiffs filed a Third Consolidated Amendment Complaint reflecting this decision on July 30, 2014. In plaintiffs’ Third Consolidated Amended Complaint, plaintiffs primarily allege that defendants knew or should have known that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Applicant during a putative class period of January 16, 2008 through March 5, 2009. Defendants’ motion to dismiss that complaint was filed on September 22, 2014, and was fully briefed as of December 15, 2014. Oral argument on the motion was held on April 6, 2015. On May 13, 2015, the court dismissed the case with prejudice finding that the plaintiff’s claims were time-barred and that the compliant failed to state a claim under the Supreme Court’s decision in Dudenhoeffer.

(12)	Subsequent Events
The Plan’s management evaluated subsequent events through the date on which the financial statements were issued and determined that no additional disclosures were required.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2014 and 2013

(13)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$34,303,499	$33,273,120
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	78,375	70,673
Net assets available for benefits per the Form 5500	$34,381,874	$33,343,793

Net increase in net assets available for benefits per the financial statements	$1,030,379	$3,932,439
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(70,673)	(163,405)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	78,375	70,673
Net increase in net assets per Form 5500	$1,038,081	$3,839,707

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value

	Cash equivalents and short-term investments:
	Australian Dollar			120	$99	$98
	Blackrock Liquidity Funds			2,323,978	2,323,978	2,323,978
	Canadian Dollar			18	16	16
	Danish Krone			53	9	8
	Euro Currency			7	9	9
	Government Stif 10	0.01%		174,321	174,321	174,321
	Hong Kong Dollar			1,074	139	139
	Indian Rupee			4,799	75	76
	Kenyan Shilling			30	—	—
	Mexican Peso (New)			58	4	4
	New Taiwan Dollar			8,250	266	261
	New Zealand Dollar			22	18	18
	Pound Sterling			72	113	112
*	State Street (US Dollar)			40,636	40,636	40,636
*	State Street Bank & Trust Co Short Term Investment Fund	0.57%		27,523	27,523	27,523
	UAE Dirham			3,084	840	840
	US Dollar Overdrawn			(2,204)	(2,204)	(2,204)
	BPPR Time Deposit Open Account			—	109,849	109,849
	Total cash equivalents and short-term investments				2,675,691	2,675,684
	U.S. equities:
	Large cap companies:
	Altria Group Inc			199	5,311	9,786
	American Express Co			84	4,433	7,831

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	American International Group			167	6,646	9,336
	Ameriprise Financial Inc			71	3,707	9,420
	Anthem Inc			57	4,124	7,166
	Bank Of America Corp			728	13,822	13,019
	CA Inc			254	6,520	7,728
	Capital One Financial Corp			159	5,262	13,139
	Cardinal Health Inc			116	3,862	9,359
	Cigna Corp			60	2,354	6,148
*	Citigroup Inc			296	12,653	16,016
*	Citigroup Common Stock Fund			29,705	2,607,009	1,607,324
	Conocophillips			98	5,393	6,736
	Directv			66	4,971	5,704
	Discover Financial Services			124	2,483	8,098
	Emerson Electric Co			112	5,980	6,898
	Fifth Third Bancorp			351	4,253	7,155
	General Dynamics Corp			48	3,685	6,611
	Hanesbrands Inc			87	2,188	9,676
	Honeywell International Inc			57	3,022	5,739
	Intel Corp			254	7,961	9,225
	Johnson & Johnson			85	5,421	8,846
	Johnson Controls Inc			201	9,814	9,733
	Jpmorgan Chase & Co			187	7,684	11,699
	Medtronic Inc			154	5,848	11,114
	Merck & Co. Inc.			147	7,469	8,363

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Microsoft Corp			206	4,282	9,557
	Occidental Petroleum Corp			74	4,533	5,994
	Oracle Corp			208	8,188	9,365
	Pfizer Inc			297	6,554	9,263
	Philip Morris International			81	4,670	6,618
	PNC Financial Services Group			93	4,677	8,480
	Public Service Enterprise Gp			128	4,603	5,311
	Raytheon Company			55	2,875	5,987
	Stanley Black & Decker Inc			102	6,279	9,814
*	State Street Corp			126	6,294	9,904
	Target Corp			137	7,886	10,401
	Texas Instruments Inc			178	5,133	9,504
	Unitedhealth Group Inc			69	3,123	6,947
	Verizon Communications Inc			182	7,662	8,512
	Wal Mart Stores Inc			117	8,575	10,063
	Wells Fargo & Co			230	7,395	12,584
	Total large cap companies				2,844,604	1,970,173
	Mid cap companies:
	ACI Worldwide Inc			172	3,504	3,475
	Alaska Air Group Inc			6	144	363
	American Eagle Outfitters			35	450	490
	Amsurg Corp			12	597	670
	Anixter International Inc			4	383	350
	Arris Group Inc			21	516	631

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Asbury Automotive Group			4	200	273
Ascena Retail Group Inc			53	868	671
Aspen Technology Inc			26	943	897
Avery Dennison Corp			10	498	507
Belden Inc			10	794	828
Berry Plastics Group Inc			1	20	20
Bloomin Brands Inc			7	166	183
Booz Allen Hamilton Holdings			12	261	313
Bristow Group Inc			4	326	287
Cabot Corp			7	386	287
Centene Corp			6	353	593
Cit Group Inc			185	8,954	8,872
Colony Financial Inc REIT			6	124	140
Columbia Sportswear Co			1	50	60
Curtiss Wright Corp			27	1,679	1,893
Deluxe Corp			3	189	195
Dexcom Inc			4	195	206
Donaldson Co Inc			18	768	683
E Trade Financial Corp			169	1,935	4,104
Eaton Vance Corp			58	2,355	2,365
Enersys			40	2,718	2,483
Fair Isaac Corp			3	197	200
First American Financial			24	631	826
First Citizens Bcshs			2	379	408

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
First Niagara Financial Grp			576	5,667	4,858
FMC Corp			80	4,516	4,574
Graphic Packaging Holding Co			124	1,206	1,684
Group 1 Automotive Inc			6	413	572
Hanover Insurance Group Inc			8	364	577
Health Net Inc			12	372	617
Helix Energy Solutions Group			33	737	726
Hillenbrand Inc			11	357	393
Huntington Ingalls Industrie			8	637	943
Isis Pharmaceuticals Inc			5	285	298
Jetblue Airways Corp			9	109	139
Joy Global Inc			137	7,395	6,374
KAR Auction Services Inc			20	616	701
KBR Inc			287	9,011	4,861
Landstar System Inc			2	138	164
Lifepoint Hospitals Inc			5	274	378
Live Nation Entertainment In			18	381	475
Marriott Vacations World			10	522	732
Maximus Inc			18	855	981
Mens Wearhouse Inc/The			11	536	501
Mercadolibre Inc			21	2,484	2,698
MFA Financial Inc REIT			73	580	583
Microchip Technology Inc			205	5,831	9,243
Minerals Technologies Inc			9	688	643

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Molina Healthcare Inc			10	392	526
MSCI Inc			31	1,414	1,489
Nasdaq Omx Group/The			26	1,037	1,253
Nationstar Mortgage Holdings			13	434	380
Navient Corp			512	7,526	11,068
New York Community Bancorp			428	6,112	6,854
NU Skin Enterprises Inc			7	471	309
NU Skin Enterprises Inc A			87	5,117	3,788
Nuvasive Inc			1	51	63
NVR Inc			8	7,905	9,670
Omnicare Inc			162	5,132	11,790
Owens & Minor Inc			13	446	448
Owens Corning			253	9,794	9,073
Papa John S Intl Inc			2	111	139
Parexel International Corp			22	1,092	1,196
Penske Automotive Group Inc			15	614	723
People S United Financial			460	5,530	6,988
Pilgrim S Pride Corp			18	272	603
PNM Resources Inc			17	460	495
Proassurance Corp			10	473	451
PTC Inc			1	32	39
Radian Group Inc			17	247	292
Receptos Inc			3	341	405
Rockwood Holdings Inc			10	465	823

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Rovi Corp			98	2,242	2,215
Sabre Corp			71	1,364	1,436
Science Applications Inte			16	792	769
Sensient Technologies Corp			2	130	141
Skechers Usa Inc			10	440	543
SLM Corp			935	8,321	9,531
Spirit Aerosystems Hold			190	7,158	8,172
SPX Corp			96	6,858	8,273
Ss+C Technologies Holdings			9	430	543
Stancorp Financial Group			4	229	254
Steelcase Inc			7	112	122
Strategic Hotels & Resorts I REIT			19	252	256
SVB Financial Group			2	234	237
Symetra Financial Corp			24	490	560
Synnex Corp			14	780	1,124
Take Two Interactive Softwre			48	934	1,335
Tempur Sealy International I			9	443	492
Teradyne Inc			14	274	286
Terex Corp			15	630	416
Thor Industries Inc			15	943	848
Triquint Semiconductor Inc			9	127	260
Tupperware Brands Corp			11	918	708
Two Harbors Investment Corp REIT			67	683	670
Washington Federal Inc			20	429	433

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Wesco International Inc			6	502	441
West Corp			4	97	130
Western Refining Inc			19	788	714
Woodward Inc			10	488	506
World Fuel Services Corp			29	1,283	1,349
Total mid cap companies				168,396	188,617
Small cap companies:
1 800 Flowers.Com Inc			11	85	89
Abercrombie & Fitch Co			20	710	567
ABM Industries Inc			13	360	376
Abraxas Petroleum Corp			36	193	106
Achillion Pharmaceuticals			16	204	197
Acorda Therapeutics Inc			7	258	296
Actuant Corp			47	1,449	1,285
Adamas Pharmaceuticals Inc			4	71	73
Advanced Energy Industries			9	175	218
Aegion Corp			18	437	335
Aemetis Inc			3	24	20
American Capital Mortgage In REIT			8	146	141
American Residential Propert REIT			18	333	323
American States Water Co			18	601	683
American Woodmark Corp			13	485	509
Amicus Therapeutics Inc			7	56	54
Andersons Inc/The			1	91	76

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Anworth Mortgage Asset Corp REIT			33	178	172
Apollo Investment Corp			10	78	71
Arcbest Corp			10	413	476
Arena Pharmaceuticals Inc			83	346	288
Ares Commercial Real Estate REIT			28	365	317
Argan Inc			20	617	682
Argos Therapeutics Inc			5	41	45
Aruba Networks Inc			12	254	217
Avid Technology Inc			5	76	77
Bassett Furniture Inds			10	176	199
Benchmark Electronics Inc			27	641	697
Biodelivery Sciences Intl			9	130	108
Biospecifics Technologies			4	125	155
Blackhawk Network Hd B			1	26	27
Blount International Inc			44	630	773
Blucora Inc			26	553	360
Boise Cascade Co			17	513	627
Brady Corporation			13	335	353
Brink S Co/The			17	447	426
Broadwind Energy Inc			20	151	110
CAC Maine Foods Inc			17	594	645
California Resources Corp			30	178	163
Cambrex Corp			9	200	202
Cardiovascular Systems Inc			6	176	190

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cascade Microtech Inc			23	298	333
Cato Corp			10	323	414
Cavco Industries Inc			8	596	629
Celldex Therapeutics Inc			14	247	251
Central Garden And Pet Co A			8	62	75
Chatham Lodging Trust REIT			15	331	432
Chemed Corp			9	767	978
Cirrus Logic Inc			5	98	112
Clearwater Paper Corp			3	188	202
Cloud Peak Energy Inc			22	396	198
Clovis Oncology Inc			6	293	335
Coherent Inc			4	246	233
Columbia Banking System Inc			15	299	419
Constant Contact Inc			8	216	285
Contango Oil & Gas			3	136	83
Core Mark Holding Co Inc			1	50	50
CRA International Inc			4	97	125
Ctpartners Executive Search			2	36	37
Cubic Corp			7	338	360
Cyberonics Inc			2	81	85
Cyrusone Inc REIT			26	587	718
CYS Investments Inc REIT			56	489	485
Cytokinetics Inc			21	93	170
Demand Media Inc			8	73	49

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Dice Holdings Inc			61	564	615
Drew Industries Inc			12	581	616
Dynavax Technologies Corp			8	117	129
Eagle Pharmaceuticals Inc			5	58	72
Ebix Inc			15	252	252
Echo Global Logistics Inc			2	64	70
El Pollo Loco Holdings Inc			32	934	631
Electro Rent Corp			4	60	50
Endocyte Inc			54	416	341
Enteromedics Inc			20	—	—
Epizyme Inc			8	237	157
Exactech Inc			7	152	167
Exlservice Holdings Inc			14	362	390
Exponent Inc			6	451	510
Federal Signal Corp			10	144	161
Fairchild Semiconductor Inte			588	7,580	9,929
Fifth Street Finance Corp			30	280	238
Finish Line/The			39	985	947
FMSA Holdings Inc			292	4,515	2,018
Forestar Group Inc			13	214	199
Forum Energy Technologies Inc			11	321	224
Forward Air Corp			21	936	1,049
FTD Cos Inc			11	336	368
FTI Consulting Inc			9	300	347
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
G & K Services Inc			4	249	303
Global Cash Access Holdings			63	544	447
Globe Specialty Metals Inc			20	400	345
Gran Tierra Energy Inc			124	708	477
Granite Construction Inc			11	420	411
Green Plains Renewable Energ			22	749	544
Habit Restaurants Inc/The A			11	440	359
Handy & Harman Ltd			1	34	66
Hanger Inc			12	409	261
Hatteras Financial Corp REIT			23	457	430
Heidrick & Struggles Intl			10	209	238
Higher One Holdings Inc			19	118	78
ICF International Inc			—	10	12
Iconix Brand Group Inc			13	420	425
ICU Medical Inc			8	592	651
IDT Corp			11	180	233
Immune Design Corp			4	102	128
Immunogen Inc			34	221	208
Infinity Pharmaceuticals Inc			24	333	413
Infinity Property & Casualty			3	197	231
Infoblox Inc			5	87	94
Innospec Inc			3	117	114
Insight Enterprises Inc			37	986	951
Insperity Inc Wd			47	1,600	1,606

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Integra Lifesciences Holding			8	351	411
Inteliquent Inc			39	258	769
Intersect Ent Inc			3	64	64
Intl Speedway Corp			10	335	329
Investors Real Estate Trust REIT			41	353	336
John B. Sanfilippo & Son Inc			7	307	309
Johnson Outdoors Inc			2	47	56
Kadant Inc			7	271	300
Kindred Healthcare Inc			22	541	396
KMG Chemicals Inc			23	348	468
Knoll Inc			12	233	261
Korn/Ferry International			11	318	309
Kulicke & Soffa Industries			46	492	671
Lands End Inc			2	89	96
Lannett Co Inc			8	331	330
Liberty Tripadvisor Hdg			1	38	34
Lindsay Corp			11	878	933
Logmein Inc			10	409	471
LSB Industries Inc			7	261	214
Lydall Inc			13	361	429
Marcus Corporation			9	119	162
Marinemax Inc			28	495	569
Matthews Intl Corp			3	119	137
Medassets Inc			21	385	422

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Meridian Bancorp Inc			13	148	147
Meritor Inc			13	186	200
Methode Electronics Inc			6	240	228
Microstrategy Inc			1	86	87
Momenta Pharmaceuticals Inc			28	322	334
Monotype Imaging Holdings In			10	281	291
MRC Global Inc			18	483	279
Mueller Industries Inc			5	142	162
Mueller Water Products Inc			32	326	333
Multi Color Corp			1	78	79
Natus Medical Inc			18	485	647
Navigant Consulting Inc			126	2,182	1,935
Navigators Group Inc			35	2,236	2,602
Neff Corp			2	20	19
Nektar Therapeutics			26	351	408
Nelnet Inc			18	567	834
Net 1 Ueps Technologies Inc			10	111	111
Netgear Inc			8	250	276
Netscout Systems Inc			14	548	496
New Senior Investment Group REIT			21	358	351
Ocular Therapeutix Inc			3	76	78
Omnicell Inc			24	614	785
Omnivision Technologies Inc			16	308	404
OSI Systems Inc			3	223	227

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Outerwall Inc			6	382	423
Overstock.Com Inc			12	275	286
Pacific Biosciences Of Calif			26	178	204
Pacific Ethanol Inc			17	276	179
Papa Murphy S Holdings Inc			4	41	51
Park Ohio Holdings Corp			1	57	79
Parsley Energy Inc			25	489	398
PDL Biopharma Inc			83	702	641
Pegasystems Inc			11	186	230
Pericom Semiconductor Corp			18	225	245
PHH Corp			26	647	626
Piper Jaffray Cos			3	133	156
Polycom Inc			12	141	165
Premiere Global Services Inc			3	34	29
Progress Software Corp			25	649	688
PTC Therapeutics Inc			1	44	55
QTS Realty Trust Inc REIT			21	584	718
RCS Capital Corp			23	373	286
Regulus Therapeutics Inc			5	74	73
Rent A Center Inc			13	331	455
Rex American Resources Corp			11	447	691
Rigel Pharmaceuticals Inc			21	83	47
Rosetta Resources Inc			8	367	172
RPS Corp			16	242	217

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
RPX Corp			27	444	367
Ruth S Hospitality Group Inc			15	197	232
Safety Insurance Group Inc			18	990	1,173
Sage Therapeutics Inc			5	191	186
Sanderson Farms Inc			9	807	773
Sangamo Biosciences Inc			9	115	141
Sanmina Corp			22	302	527
Saul Centers Inc REIT			7	330	384
Schweitzer Mauduit Intl Inc			6	247	244
Sciclone Pharmaceuticals Inc			49	377	432
Seaworld Entertainment Inc			430	9,930	7,706
Select Comfort Corporation			29	743	787
Select Medical Holdings Corp			39	561	564
Shenandoah Telecommunication			2	62	64
Silver Bay Realty Trust Corp REIT			11	161	179
SL Inds Inc			5	215	188
Sorrento Therapeutics Inc			6	33	60
Spark Energy Inc			8	121	120
Spok Holdings Inc			6	89	104
Stamps.Com Inc			8	323	394
Standex International Corp			5	337	352
Stock Building Supply Holding			18	352	278
Strayer Education Inc			3	139	212
Supreme Inds Inc			8	70	60

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Sykes Enterprises Inc			37	724	871
Symmetry Surgical Inc			5	31	38
Techtarget			13	119	143
Teletech Holdings Inc			5	133	128
Tessera Technologies Inc			6	201	211
Tetra Tech Inc			14	343	367
Thoratec Corp			10	251	312
Tower International Inc			22	474	575
Townsquare Media Inc			3	38	41
Triple S Management Corp B			15	240	349
U S Energy Corp			11	53	17
Ultragenyx Pharmaceutical In			6	247	251
United Online Inc When Issue			33	378	473
Universal Corp/Va			7	396	327
Universal Electronics Inc			2	149	157
Universal Insurance Holdings			16	194	322
Universal Technical Institut			84	1,150	823
Usana Health Sciences Inc			1	109	110
Vasco Data Security Intl			23	302	647
Vectrus Inc			10	262	274
Village Super Market			3	62	69
Vince Holding Corp			2	49	42
Virtus Investment Partners			13	2,328	2,277
Vonage Holdings Corp			4	17	15

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Walker & Dunlop Inc			38	613	661
Web.Com Group Inc			13	362	242
Weis Markets Inc			3	110	128
Willis Lease Finance Corp			15	340	328
Zagg Inc			61	328	413
Total small cap companies				100,825	101,332
Total U.S. equities				3,113,825	2,260,122
Non-U.S. equities:
3I Group Plc			216	1,345	1,516
500.Com Ltd			33	1,040	571
58.Com Inc			33	1,268	1,386
Aalberts Industries Nv			35	906	1,036
Abcam Plc			204	1,343	1,477
Acerinox			108	1,640	1,629
Adani Ports And Special Econ			195	935	986
Advanced Info Service			172	1,228	1,312
Advantech Co Ltd			63	357	468
Afreecatv Co Ltd			51	1,594	1,246
Aimia Inc			49	733	617
AIN Pharmaciez Inc			32	723	908
Air Arabia Pjsc			4,601	1,743	1,879
Air China Ltd H			1,444	1,204	1,164
AIR Water Inc			82	1,232	1,318
Airports Of Thailand Pcl			218	1,694	1,868

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Aixtron Se			87	1,306	989
Ajisen China Holdings Ltd			2,067	1,636	1,576
Albioma			27	678	548
Alfa S.A.B. A			786	2,347	1,758
Alibaba Group Holding			30	2,635	3,077
Alpha & Omega Semiconductor			11	102	94
Amadeus It Holding			32	1,186	1,286
Ambev			793	5,518	4,932
Ambu A/S B			77	1,369	1,872
Apollo Hospitals Enterprise			39	565	690
Applus Services			16	184	173
Argo Group International			7	325	378
Ashikaga Holdings Co Ltd			135	532	546
Ashmore Group Plc			421	2,652	1,843
Aspen Pharmacare Holdings Lt			59	1,598	2,082
Astra International Tbk Pt			2,217	1,489	1,330
Autohome Inc			24	978	877
Avanza Bank Holding Ab			38	1,263	1,239
Aveva Group Plc			38	936	770
AVG Technologies			26	393	508
Axis Bank Ltd			152	1,192	1,210
Axis Capital Holdings Ltd			38	1,868	1,955
Baidu Inc			16	2,686	3,570
Baidu Inc			5	1,018	1,054

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Banca Generali Spa			50	1,324	1,387
Banco Santander Chile			44	1,160	868
Bank Muscat Saog			54	432	352
Bank Of The Ryukyus Ltd			73	1,164	1,034
Bank Rakyat Indonesia Perser			4,289	2,827	4,035
Baron De Ley			6	609	585
BB Seguridade Participacoes			283	2,544	3,421
BEC World Pcl			443	640	688
Beijing Enterprises			1,734	836	1,178
Bidvest Group Ltd			49	1,231	1,284
Binggrae Co Ltd			21	1,722	1,412
Biomerieux			7	689	694
BP Plc Spons			155	7,016	5,908
BR Malls Participacoes			296	2,548	1,827
Brenntag Ag			27	1,311	1,524
BRF			65	1,644	1,554
Brilliance China Automotive			1,336	2,363	2,137
BT Investment Management Ltd			297	1,592	1,634
Bursa Malaysia Bhd			353	874	818
Byggmax Group Ab			92	593	618
Carbures Europe			71	488	457
Carnival Corp			229	8,740	10,377
CCCR			339	2,839	1,964
Cemex Sab Cpo Unit Npv			2,337	3,111	2,388

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Central Pattana Pub Co			1,009	1,433	1,396
Cetip Sa Mercados Organizado			44	620	531
China Cnr Corp Ltd H			4,510	3,671	6,456
China Everbright Intl Ltd			418	621	629
China Gas Holdings Ltd			1,282	2,574	2,034
China Huiyuan Juice Group			517	222	194
China Merchants Bank H			1,871	3,963	4,696
China Vanke Co Ltd H			1,559	3,247	3,470
Cimc Enric Holdings Ltd			540	751	429
Citic Securities Co Ltd H			169	662	635
CJ Cheiljedang Corp			3	1,157	888
Cnooc Ltd			2,791	4,664	3,757
Cochlear Ltd			18	1,064	1,138
Computer Modelling Group Ltd			46	481	477
Convenience Retail Asia Ltd			1,790	1,226	1,156
Copa Holdings			12	1,196	1,228
Coway Co Ltd			12	812	887
CPMC Holdings Ltd			758	604	417
CPN Retail Growth Leasehold Unit L			2,220	1,093	1,086
Credicorp Ltd			22	3,278	3,577
Credit Saison Co Ltd			37	719	693
Credito Real Sab De Cv			272	772	583
CRH Plc Sponsored			366	7,862	8,786
CTS Eventim Ag & Co Kgaa			38	1,058	1,119

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
D Ieteren			26	1,026	929
Daiichikosho Co Ltd			45	1,200	1,225
Damac Real Estate Gdr			35	428	557
DCC Plc			23	1,243	1,249
Delphi Automotive Plc			140	6,051	10,207
Descartes Systems Grp/The			43	609	644
Diana Shipping Inc			17	204	117
Direct Line Insurance Group			209	1,014	948
Discovery Ltd			67	479	647
Dixons Carphone Plc			348	2,068	2,508
DKSH Holding Ltd			17	1,229	1,277
Dominion Diamond Corp			63	871	1,142
Domino Printing Sciences Plc			115	1,130	1,179
DP World Ltd			64	1,216	1,354
Dragon Oil Plc			118	1,132	990
Dubai Islamic Bank			469	1,025	881
Dufry Ag Reg			7	1,077	1,069
E.Sun Financial Holding Co			1,023	571	636
Eaton Corp Plc			102	5,307	6,913
Ebiquity Plc			325	623	590
Edenred			38	949	1,063
Elekta Ab B Shs			76	747	770
Emaar Malls Group Pjsc			1,477	1,263	1,078
Emaar Properties Pjsc			833	2,193	1,646

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
ENN Energy Holdings Ltd			317	2,065	1,800
Essent Group Ltd			8	157	202
Eurofins Scientific			8	1,942	1,935
Everest Re Group Ltd			12	1,877	2,055
Exova Group Plc			454	1,247	1,132
Fagron			29	1,423	1,229
Fibra Uno Administracion REIT			536	1,655	1,581
First Gulf Bank			266	845	1,231
Firstrand Ltd			960	3,601	4,196
Fisher & Paykel Healthcare C			381	1,530	1,861
Flybe Group Plc			684	1,350	1,184
FP Corp			32	883	1,033
Fresh Del Monte Produce			7	175	219
Fubon Financial Holding Co			2,947	3,875	4,729
Fufeng Group Ltd			2,560	1,219	1,109
Fujitec Co Ltd			86	874	921
Fujitsu General Ltd			141	1,797	1,367
Genpact Ltd			56	946	1,066
Global Indemnity PLC			9	233	245
Globe Telecom Inc			16	603	630
Grifols			32	1,310	1,288
Grifols B Preference			7	257	246
Grupo Financiero Inbursa			219	662	570
Grupo Lala Sab De Cv			265	652	513

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
GS Retail Co Ltd			40	957	932
Haier Electronics Group Co			230	269	551
Haitian International Hldgs			271	268	574
Harvey Norman Holdings Ltd			272	848	748
Hays Plc			601	1,154	1,364
HCL Technologies Ltd			97	1,553	2,472
HDFC Bank Limited			362	4,034	5,449
Hero Motocorp Ltd			27	1,177	1,333
Hero Supermarket Tbk Pt			1,290	266	248
Hikari Tsushin Inc			25	1,734	1,519
Hongkong & Shanghai Hotels			556	814	825
Housing Development Finance			210	3,241	3,773
Huaneng Renewables Corp H			1,782	828	577
Huntsworth Plc			619	495	473
Icon Plc			6	255	293
IMCD Group Nv			32	934	1,106
Indusind Bank Ltd			138	1,021	1,749
Indutrade Ab			14	512	545
Infraestructura Energetica N			156	798	777
Intelsat			14	268	245
Intercorp Financial Ser Inc			20	705	608
Intermediate Capital Group			156	997	1,117
Intl Container Term Svcs Inc			225	520	580
Investec Plc			218	1,839	1,838

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
IP Group Plc			239	806	763
IQU Plc			4,162	1,099	1,152
Islamic Arab Insurance Com			1,618	337	236
Itau Unibanco Holding S Pref Preference			259	3,428	3,371
ITC Ltd			215	1,113	1,254
Ituran Location And Control			68	1,474	1,487
Jasa Marga (Persero) Tbk Pt			1,066	561	607
Jazztel Plc			121	1,973	1,844
Jin Co Ltd			10	224	243
Jumbo			51	740	525
Jupiter Fund Management			307	1,792	1,748
Kakaku.Com Inc			43	629	630
Kalbe Farma Tbk Pt			6,044	664	893
Kasikornbank Pcl			323	2,210	2,251
Kendrion Nv			33	932	867
KOC Holding As			468	2,384	2,481
Koito Manufacturing Co Ltd			43	1,176	1,330
Korean Reinsurance Co			77	809	757
Kroton Educacional			174	686	1,013
Laboratorios Farmaceuticos R			74	791	924
Ladbrokes Plc			274	574	472
Largan Precision Co Ltd			10	429	767
Larsen & Toubro Ltd			42	1,220	996
Lenovo Group Ltd			2,530	3,334	3,347

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
LG Household & Health Care			2	1,235	1,200
Life Healthcare Group Holdin			311	958	1,148
Lindab International Ab			52	442	438
LS Industrial Systems			12	694	673
Lupin Ltd			122	1,576	2,751
Luxoft Holding Inc			21	796	821
Luye Pharma Group Ltd			488	551	628
Mabuchi Motor Co Ltd			17	760	694
Magnit Ojsc Spon			57	3,600	2,574
Mahindra & Mahindra Ltd			30	526	595
Maiden Holdings Ltd			41	513	528
Mail.Ru Group			65	2,048	1,061
Mail.Ru Group Ltd			4	144	118
Major Cineplex Group			1,846	1,341	1,557
Maruti Suzuki India Ltd			33	1,159	1,757
Mayora Indah Pt			541	1,356	913
Mediatek Inc			84	1,174	1,233
Mersen (Ex Carbon Lorraine)			52	1,292	1,257
Message Co Ltd			36	1,262	1,004
Minth Group Ltd			668	1,309	1,386
Miraca Holdings Inc			20	834	865
Moncler Spa			58	817	782
Montpelier Re Holdings Ltd			40	1,176	1,445
Mr Price Group Ltd			40	587	808

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
MTN Group Ltd			121	2,366	2,321
Multiplus			54	631	647
Musashi Seimitsu Industry Co			68	1,349	1,311
Nabtesco Corp			32	774	793
Nakanishi Inc			30	1,092	1,268
Naspers Ltd N Shs			46	3,351	5,961
Naver Corp			2	623	1,026
Netease Inc			20	1,793	1,938
NHK Spring Co Ltd			121	1,193	1,062
Nibe Industrier Ab B Shs			29	739	747
Nihon Parkerizing Co Ltd			40	928	927
Nikkiso Co Ltd			92	1,026	859
Nippon Ceramic Co Ltd			19	277	288
Nippon Kayaku Co Ltd			62	761	784
Nippon Seiki Co Ltd			82	1,841	1,881
Nippon Soda Co Ltd			189	955	1,050
Nissan Chemical Industries			55	983	1,015
Norma Group Se			62	2,665	2,985
Novatek Microelectronics Corp			202	860	1,140
Obara Group Inc			48	1,701	2,157
Oil Search Ltd			313	2,124	2,018
Oiles Corp			36	696	613
Open Text Corp			22	1,187	1,256
Opera Software Asa			100	1,399	1,269

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Orthofix International Nv			23	708	687
Oxford Instruments Plc			73	1,200	1,457
Pacific Textiles Holdings			2,357	2,871	3,124
Paddy Power Plc			12	836	981
Partners Group Holding Ag			6	1,470	1,615
Paypoint Plc			117	1,896	1,641
Pegasus Hava Tasimaciligi As			42	623	595
Petra Diamonds Ltd			181	552	547
Pfeiffer Vacuum Technology			12	975	987
Ping An Insurance Group Co H			570	4,655	5,809
Platinum Underwriters Hldgs			11	695	812
Playtech Plc			137	1,566	1,471
Polypipe Group Plc			202	809	783
Press Kogyo Co Ltd			364	1,521	1,308
Promotora Y Operadora De Inf			86	1,169	1,043
Prothena Corp Plc			17	355	352
Pure Technologies Ltd			31	218	195
Qatar National Bank			21	972	1,217
Qualicorp			53	622	551
Rapala Vmc Oyj			80	543	454
Rathbone Brothers Plc			21	650	659
Rohto Pharmaceutical Co Ltd			72	967	908
Round One Corp			103	629	604
Royal Caribbean Cruises Ltd			106	3,112	8,746

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
S.A.C.I. Falabella			252	2,220	1,689
SAI Global Ltd			443	1,518	1,449
SAIS Global Ltd			186	663	607
Samsonite International			347	1,115	1,031
Samsung Electronics Co Ltd			8	8,308	9,134
Samsung Fire & Marine Ins			16	4,371	4,127
Sanitec Oyj			81	765	1,006
Sankyo Tateyama Inc			60	1,145	1,100
Sanlam Ltd			97	620	585
Sanofi			191	8,299	8,707
Sanwa Holdings Corp			136	969	954
Sartorius Ag Vorzug Preference			9	995	1,048
Sasol Ltd			99	5,246	3,701
Seadrill Ltd			212	6,876	2,529
Seven Generations Energy A			38	705	580
SFS Group Ag			16	1,140	1,280
Shanghai Fosun Pharmaceuti H			224	725	803
Sihuan Pharmaceutical Hldgs			881	528	593
Sims Metal Management Ltd			46	455	452
Sinopharm Group Co H			294	1,137	1,044
SK Hynix Inc			169	7,705	7,329
Skylark Co Ltd			107	1,072	1,075
Stabilus			35	1,047	1,077
Summarecon Agung Tbk Pt			6,362	634	780

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Sun Pharmaceutical Indus			267	2,091	3,503
Sunny Optical Tech			507	817	875
Surya Citra Media Pt Tbk			3,097	980	875
Taiwan Semiconductor			277	5,318	6,204
Takkt Ag			64	1,092	1,062
Tata Consultancy Svcs Ltd			120	4,354	4,870
Tata Motors Ltd			455	2,588	3,569
Tav Havalimanlari Holding As			72	629	586
Tecan Group Ag Reg			9	1,024	1,074
Tech Mahindra Ltd			31	959	1,293
Ted Baker Plc			46	1,400	1,591
Temp Holdings Co Ltd			56	1,702	1,787
Tencent Holdings Ltd			274	2,742	3,976
Teva Pharmaceutical			163	6,929	9,358
Thai Beverage Pcl			1,279	651	666
Thai Union Frozen Prod			235	618	646
Theravance Biopharma Inc			4	55	59
Third Point Reinsurance Ltd			17	243	239
Thule Group Ab/The			54	605	623
Tokyo Tatemono Co Ltd			115	928	842
Tom Tailor Holding Ag			44	775	638
Toshiba Tec Corp			223	1,446	1,549
Totvs			32	470	419
Towngas China Co Ltd			748	806	760

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Travelsky Technology Ltd H			157	165	170
Trinity Ltd			873	242	164
Turkiye Garanti Bankasi			1,431	5,377	5,766
UACJ Corp			477	1,692	1,241
Ultrapar Participacoes			77	1,756	1,485
Ultratech Cement Ltd			27	1,253	1,142
Unipres Corp			32	626	532
Universal Robina Corp			257	577	1,127
Ushio Inc			66	687	697
Veda Group Ltd			452	919	847
Victrex Plc			64	1,672	2,088
Vidrala			18	745	806
Vipshop Holdings Ltd			51	647	991
Vodafone Group Plc			131	7,371	4,462
Volution Group Plc			361	896	789
Vostok Nafta Investment			87	583	421
VT Holdings Co Ltd			256	931	1,014
Vtech Holdings Ltd			79	957	1,129
Walmart De Mexico Ser V			1,032	2,415	2,221
Wandisco Plc			85	414	635
WEG			67	777	773
Weifu High Technology Grou B			217	802	742
Wirecard Ag			43	1,561	1,876
World Duty Free Spa			115	1,247	1,104

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Wuxi Pharmatech Cayman			22	292	730
Xchanging Plc			589	1,799	1,429
XXL Asa			84	816	825
Yellow Hat Ltd			39	870	812
Yoma Strategic Hldgs Ltd			1,512	747	753
Yoox Spa			27	615	606
Yougov Plc			560	992	1,095
YY Inc			10	717	627
Zhuzhou Csr Times Electric H			283	924	1,646
Zodiac Aerospace			47	1,481	1,592
Total non-U.S. equities				493,316	519,938
Mutual funds:
Non-U.S. equity funds:
DFA Emerging Markets Portfolio			13,091	322,559	317,563
DFA International Value Portfolio			52,298	672,399	703,937
Dodge & Cox International Stock Fund			18,598	633,113	783,165
Total non-U.S. equity funds				1,628,071	1,804,665
Non-U.S. debt funds:
Legg Mason Bw Global Opportunities			9,895	112,411	108,057
Pimco Emerging Markets Bond Fund			7,280	81,105	73,822
Total non-U.S. debt funds				193,516	181,879
High yield bond funds:
T Rowe Price Institutional High Yield			26,273	250,328	238,290
Western Asset High Yield Fund			28,270	245,229	237,744

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Total high yield bond funds				495,557	476,034
	Global allocation funds:
	Pimco All Asset All Authority			3,886	41,304	35,475
	Total global allocation funds				41,304	35,475
	Total mutual funds				2,358,448	2,498,053
	Collective trust funds:
	Balanced funds:
	BFA Lifepath Index 2020 Fund			11,242	155,444	190,727
	BFA Lifepath Index 2025 Fund			20,834	269,166	335,636
	BFA Lifepath Index 2030 Fund			18,877	260,115	326,930
	BFA Lifepath Index 2035 Fund			24,089	310,173	389,729
	BFA Lifepath Index 2040 Fund			61,014	848,803	1,066,254
	BFA Lifepath Index 2045 Fund			46,444	589,000	748,253
	BFA Lifepath Index 2050 Fund			8,381	95,425	110,580
	BFA Lifepath Index 2055 Fund			1	15	15
	BFA Lifepath Index Retirement			9,635	150,078	162,532
	Total balanced funds				2,678,219	3,330,656
	Commodity funds:
*	State Str Bk & Tr Co Invt Fds			4,364	46,665	35,732
	Total commodity funds				46,665	35,732
	Non-U.S. debt funds:
	Wellington CIF II Citigroup Emerging Markets Debt Portfolio			5,726	72,525	73,637
	Total non-U.S. debt funds				72,525	73,637
	Non-U.S. equity funds:
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
*	SSgA Emg Mkts Indx NL SF CL A			19,422	493,236	502,164
*	SSgA Intl Indx SL SF CL I			141,999	2,847,479	3,287,999
*	SSgA Active Emerging Markets Select NL SF CL A			23,802	238,957	238,407
	Total non-U.S. equity funds				3,579,672	4,028,570
	Real estate funds:
	AEW Capital Management REIT Fund			14,219	188,730	246,852
	Total real estate funds				188,730	246,852
	U.S. debt funds:
*	SSgA U.S. Inflation Pro Bond Indx SL SF CL I			9,216	127,607	137,254
*	U.S. Diversified Bond BL SF CL A			182,010	1,833,605	1,854,316
	Total U.S. debt funds				1,961,212	1,991,570
	U.S. equity funds:
	Citigroup Large Cap Growth Wellington Lrg Cap			36,739	409,511	594,438
*	SSgA S&P Midcap (R) Indx SL SF CL I			40,478	1,522,415	2,329,574
*	SSgA Russell Small Cap (R) Indx SL SF CL I			17,110	386,930	762,817
*	SSgA Russell All Cap (R) Indx SL SF CL I			71,734	1,421,584	2,646,625
*	SSgA S&P 500 (R) Indx SL SF CL I			8,991	2,543,449	4,186,811
	Total U.S. equity funds				6,283,889	10,520,265
	Total collective trust funds				14,810,912	20,227,282
	Guaranteed investment contracts (GICs):
	Traditional GICs:
	New York Life Contract No. 34360	1.02%		20,945	20,945	20,944
	Principal Life Contract No. 6-18274	1.25%		27,900	27,900	27,920
	Protective Life Insurance Contract No. GA 2021	0.85%		17,308	17,308	17,308

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Total traditional GICs				66,153	66,172
Separate Account GICs:
Voya Retirement Ins & Annuity Co Contract 60385	1.22%		115,682	115,682	115,641
New York Life Contract No. 29038	2.33%		271,781	271,781	278,821
Total separate account GICs				387,463	394,462
Synthetic GICs:
American General Life Contract No. 725840	3.41%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	3,801	3,801	3,753
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	3,827	3,819	3,725
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	4,200	3,909	4,155
American Express Glbl Sr Nt	7.00%	3/19/2018	3,734	4,697	4,323
Anheuser-Busch Cos Inc Nt	5.50%	1/15/2018	840	957	935
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,707	3,578	3,281
Baidu Inc Sr Unsec	2.75%	6/9/2019	2,894	2,898	2,887
Bank Of America Corp Glbl Sr Nt	5.75%	12/1/2017	93	106	103
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	4,480	5,741	5,420
Bank Of America Corp Sr Unsec	2.65%	4/1/2019	93	94	94
Bank Of America Corp Sr Unsec Mtn	1.32%	3/22/2018	93	95	94
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	4,667	5,814	5,383
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	4,387	4,650	4,414
Brf - Brasil Foods Sa Sr Unsec 144A	5.88%	6/6/2022	2,800	3,024	2,969
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	747	739	727
Cash Collateral Cme Fob Usd	—%	12/31/2060	91	91	91
F H L M C Disc Nt	—%	11/3/2015	3,267	3,266	3,267

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
F H L M C Disc Nt (Rb)	—%	8/1/2015	2,894	2,892	2,894
F H L M C Disc Nt (Rb)	—%	1/29/2015	653	653	653
Fed Home Ln Bk Disc Nt	—%	9/1/2015	2,894	2,894	2,894
Fed Home Ln Bk Disc Nt	—%	1/14/2015	9,800	9,800	9,800
Fed Home Ln Bk Disc Nt	—%	2/20/2015	2,240	2,240	2,240
Fed Home Ln Bk Disc Nt	—%	2/25/2015	2,520	2,519	2,520
Federal Natl Mtg Assn Disc Nt	—%	2/2/2015	280	280	280
Federal Natl Mtg Assn Disc Nt	—%	2/26/2015	52,736	52,726	52,735
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	8,358	8,137	8,468
Federal Natl Mtg Assn P-T DUS #Am1964	2.18%	1/12/2022	1,925	1,788	1,899
Federal Natl Mtg Assn TBA 3.0% Jan 30Yr	3.00%	1/14/2045	2,800	2,793	2,833
Federal Natl Mtg Assn TBA Tba 3.5% Jan 30Yr	3.50%	1/14/2045	19,601	20,252	20,434
Ford Motor Credit	8.13%	1/15/2020	2,240	2,844	2,778
Ford Motor Credit Co Llc Glbl Sr	4.21%	4/15/2016	93	99	96
Ford Motor Credit Co Llc Unsec	1.50%	1/17/2017	887	888	882
General Electric Co Sr Unsec	2.70%	10/9/2022	5,600	5,729	5,612
Goldman Sachs Group Inc Glbl Sr	7.50%	2/15/2019	4,574	5,769	5,445
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	3,547	4,170	4,015
IRS Usd 3.000 06/18/14-10Y Cme	3.00%	6/18/2024	44,149	923	2,871
IRS Usd 3.000 12/17/14-10Y Cme	3.00%	12/17/2024	6,441	201	419
IRS Usd 3.750 06/18/14-30Y Cme	3.75%	6/18/2044	(24,081)	(1,287)	(5,378)
J.P. Morgan Chase & Co Frn Sr Unsec	0.75%	2/15/2017	93	93	93
J.P. Morgan Chase & Co Unsec	0.78%	4/25/2018	93	93	93
Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	2,987	3,805	3,435

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Medtronic Inc Sr Unsec 144A	1.50%	3/15/2018	2,987	2,978	2,975
	Rabobank Nederland Ny Sr Unsec	0.56%	4/28/2017	4,200	4,200	4,200
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	3,080	3,794	3,472
*	State Street Bank + Trust Co 2236	0.07%	1/12/2015	623	623	623
	US Treasury Inflate Prot Bd	0.13%	7/15/2022	1,147	1,149	1,119
	US Treasury Inflate Prot Bd	0.13%	7/15/2022	1,455	1,458	1,420
	US Treasury Inflate Prot Bd	0.13%	7/15/2024	11,014	10,766	10,624
	US Treasury Note	0.25%	9/15/2015	6,627	6,636	6,631
	US Treasury Note	0.38%	8/31/2015	11,387	11,417	11,403
	US Treasury Note	0.25%	9/30/2015	11,481	11,494	11,485
	US Treasury Note	2.38%	8/15/2024	6,720	6,732	6,845
	US Treasury Note	1.50%	10/31/2019	5,787	5,754	5,752
	US Treasury Note	2.00%	10/31/2021	467	466	468
	US Treasury Note	2.25%	4/30/2021	22,494	22,641	22,958
	US Treasury Note	2.00%	5/31/2021	37,335	36,827	37,524
	US Treasury Repo	0.14%	2/1/2015	1,680	1,680	1,680
	US Treasury Repo	0.15%	2/1/2015	46,389	46,389	46,389
	US Treasury Repo	0.14%	1/2/2015	46,389	46,389	46,389
	US Treasury Repo	0.10%	1/2/2015	2,334	2,334	2,334
	Verizon Communications Sr Unsec	1.99%	9/14/2018	3,640	3,832	3,790
	Vm Cash Ccp Cme Fob Usd	0.01%	12/31/2060	63	63	63
	Wells Fargo Bank Na Sr Unsec	0.50%	6/15/2017	5,040	5,040	5,044
	Interest And Dividends Receivable				1,341	1,341
	Payable For Securities Purchased				(23,045)	(23,044)

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Receivable For Securities Sold				2,067	2,067
Wrapper				—	(382)
Fair value of contract				390,605	386,802

Natixis Financial Products Contract No. Wr 1937-02	1.41%
Bear Stearns Commercial Mortgage Securities	5.47%	5/11/2015	7,867	212	199
CNH 2012-B A3	0.86%	8/17/2015	6,211	2,369	2,372
DESF 2001-1 A6	6.62%	3/2/2015	6,211	1,818	1,728
FHR 3705 DC	3.50%	9/15/2016	10,351	869	1,085
FHR 3706 EB	2.00%	3/15/2016	12,939	200	961
FHR 3856 EA	3.00%	5/15/2018	7,204	1,094	1,576
FHR 3465 HA	4.00%	9/15/2015	22,845	969	851
FHR 3625 AJ	4.00%	5/15/2015	8,345	1,601	194
FNR 2010-69 EG	3.00%	8/25/2015	12,421	1,027	322
FNR 2010-104 BA	3.50%	11/25/2016	8,902	325	1,020
GNR 2010-139 PH	3.00%	11/21/2016	7,246	2,331	2,313
GNR 2011-82 UE	2.00%	8/20/2015	9,316	1,118	1,108
HAROT 2012-2 A3	0.70%	5/15/2015	4,140	920	921
HART 2012-B A3	0.62%	4/15/2015	3,105	560	560
LBUBS 2005-C3 A5	4.74%	4/15/2015	6,023	3,316	3,075
NAROT 2012-B A3	0.46%	9/15/2015	3,105	1,438	1,437
TIAAS 2007-C4 A3	5.62%	4/15/2015	7,246	1,222	1,142
Wrapper				—	8
Fair value of contract				21,389	20,872

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value

Royal Bank Of Canada Contract No. Citigroup01	3.43%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	4,559	4,629	4,572
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	3,827	4,652	4,537
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	4,200	4,761	5,060
American Express Glbl Sr Nt	7.00%	3/19/2018	3,734	5,722	5,265
Anheuser-Busch Cos Inc Nt	5.50%	1/15/2018	840	1,165	1,139
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,707	4,359	3,997
Baidu Inc Sr Unsec	2.75%	6/9/2019	2,894	3,530	3,516
Bank Of America Corp Glbl Sr Nt	5.75%	12/1/2017	93	130	126
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	4,480	6,992	6,602
Bank Of America Corp Sr Unsec	2.65%	4/1/2019	93	114	115
Bank Of America Corp Sr Unsec Mtn	1.32%	3/22/2018	93	115	115
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	4,667	7,081	6,556
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	4,387	5,663	5,376
Brf - Brasil Foods Sa Sr Unsec 144A	5.88%	6/6/2022	2,800	3,684	3,617
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	747	899	886
Cash Collateral Cme Fob Usd	—%	12/31/2060	91	110	110
Federal Home Loan Mortgage Corp Disc Nt	—%	11/3/2015	3,267	3,978	3,979
Federal Home Loan Mortgage Corp Disc Nt (Rb)	—%	8/1/2015	2,894	3,522	3,524
Federal Home Loan Mortgage Corp Disc Nt (Rb)	—%	1/29/2015	653	796	796
Fed Home Ln Bk Disc Nt	—%	9/1/2015	2,894	3,524	3,524
Fed Home Ln Bk Disc Nt	—%	1/14/2015	9,800	11,937	11,937
Fed Home Ln Bk Disc Nt	—%	2/20/2015	2,240	2,728	2,728

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Fed Home Ln Bk Disc Nt	—%	2/25/2015	2,520	3,069	3,069
	Federal Natl Mtg Assn Disc Nt	—%	2/2/2015	280	341	341
	Federal Natl Mtg Assn Disc Nt	—%	2/26/2015	52,736	64,219	64,230
	Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	8,358	9,910	10,315
	Federal Natl Mtg Assn P-T DUS #Am1964	2.18%	1/12/2022	1,925	2,177	2,312
	Federal Natl Mtg Assn TBA 3.0% Jan 30Yr	3.00%	1/14/2045	2,800	3,402	3,450
	Federal Natl Mtg Assn TBA Tba 3.5% Jan 30Yr	3.50%	1/14/2045	19,601	24,667	24,888
	Ford Motor Credit	8.13%	1/15/2020	2,240	3,465	3,383
	Ford Motor Credit Co Llc Glbl Sr	4.21%	4/15/2016	93	121	118
	Ford Motor Credit Co Llc Unsec	1.50%	1/17/2017	887	1,082	1,075
	General Electric Co Sr Unsec	2.70%	10/9/2022	5,600	6,978	6,836
	Goldman Sachs Group Inc Glbl Sr	7.50%	2/15/2019	4,574	7,026	6,632
	HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	3,547	5,079	4,890
	IRS Usd 3.000 06/18/14-10Y Cme	3.00%	6/18/2024	44,149	1,125	3,497
	IRS Usd 3.000 12/17/14-10Y Cme	3.00%	12/17/2024	6,441	245	510
	IRS Usd 3.750 06/18/14-30Y Cme	3.75%	6/18/2044	(24,081)	(1,567)	(6,550)
	J.P. Morgan Chase & Co Frn Sr Unsec	0.75%	2/15/2017	93	114	114
	J.P. Morgan Chase & Co Unsec	0.78%	4/25/2018	93	114	114
	Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	2,987	4,634	4,183
	Medtronic Inc Sr Unsec 144A	1.50%	3/15/2018	2,987	3,628	3,623
	Rabobank Nederland Ny Sr Unsec	0.56%	4/28/2017	4,200	5,116	5,115
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	3,080	4,620	4,229
*	State Street Bank + Trust Co 2236	0.07%	1/12/2015	623	759	759
	US Treasury Inflate Prot Bd	0.13%	7/15/2022	1,147	1,399	1,363

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
US Treasury Inflate Prot Bd	0.13%	7/15/2022	1,455	1,775	1,729
US Treasury Inflate Prot Bd	0.13%	7/15/2024	11,014	13,114	12,941
US Treasury Note	0.25%	9/15/2015	6,627	8,082	8,077
US Treasury Note	0.38%	8/31/2015	11,387	13,905	13,889
US Treasury Note	0.25%	9/30/2015	11,481	13,999	13,989
US Treasury Note	2.38%	8/15/2024	6,720	8,200	8,338
US Treasury Note	1.50%	10/31/2019	5,787	7,008	7,006
US Treasury Note	2.00%	10/31/2021	467	568	570
US Treasury Note	2.25%	4/30/2021	22,494	27,576	27,963
US Treasury Note	2.00%	5/31/2021	37,335	44,856	45,705
US Treasury Repo	0.14%	2/1/2015	1,680	2,046	2,046
US Treasury Repo	0.15%	2/1/2015	46,389	56,501	56,501
US Treasury Repo	0.14%	1/2/2015	46,389	56,501	56,501
US Treasury Repo	0.10%	1/2/2015	2,334	2,842	2,842
Verizon Communications Sr Unsec	1.99%	9/14/2018	3,640	4,668	4,616
Vm Cash Ccp Cme Fob Usd	0.01%	12/31/2060	63	76	76
Wells Fargo Bank Na Sr Unsec	0.50%	6/15/2017	5,040	6,139	6,144
Interest And Dividends Receivable				1,634	1,634
Payable For Securities Purchased				(28,069)	(28,071)
Receivable For Securities Sold				2,518	2,518
Wrapper				—	116
Fair value of contract				475,753	471,703

Voya Retirement Ins & Annuity Co Contract No. 60266	2.65%

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
1-3 Year Credit Bond Index Fund			2,961	30,080	34,040
1-3 Year Government Bond Index			523	58,459	59,114
Asset-Backed Securities Index			2,503	60,740	82,056
Commercial Mortgage-Backed Sec			428	7,075	11,486
Intermediate Government Bond I			847	32,366	34,360
Intermediate Term Credit Bond			2,445	98,501	123,325
Long Term Government Bond Index			95	6,697	7,385
Mortgage-Backed Securities Index			2,190	75,908	106,083
Wrapper					879
Fair value of contract				369,826	458,728

Prudential GA-62194	2.39%
21St Century Fox Amer Inc	3.70%	9/15/2024	466	466	484
Abb Fin Usa Inc	2.88%	5/8/2022	83	81	83
Abbey Natl Treas Svcs Plc	2.35%	9/10/2019	269	268	270
Abbvie Inc	2.90%	11/6/2022	383	380	379
Ace Ina Hldgs Inc	2.70%	3/13/2023	549	547	537
Actavis Fdg Scs	2.45%	6/15/2019	114	114	112
Agrium Inc	3.50%	6/1/2023	331	331	328
Allied World Assurn Co Hldgs Ltd	7.50%	8/1/2016	776	868	872
Allstate Corp	3.15%	6/15/2023	300	299	302
Altria Grp Inc	9.70%	11/10/2018	474	616	609
Altria Grp Inc	2.85%	8/9/2022	186	174	183
Altria Grp Inc	4.00%	1/31/2024	549	545	581

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Amazoncom Inc	1.20%	11/29/2017	414	412	410
America Movil Sab De Cv	5.00%	3/30/2020	828	846	924
American Airlines Inc	3.70%	10/1/2026	93	93	95
American Airlines Inc	4.95%	1/15/2023	391	418	427
American Express Co	2.65%	12/2/2022	814	802	800
American Intl Grp Inc	6.40%	12/15/2020	362	387	433
American Intl Grp Inc	4.88%	6/1/2022	466	515	525
American Intl Grp Inc	3.38%	8/15/2020	362	375	381
Amgen Inc	5.85%	6/1/2017	93	106	103
Amgen Inc	3.45%	10/1/2020	311	315	325
Amgen Inc	2.30%	6/15/2016	1,066	1,046	1,084
Amgen Inc	3.63%	5/22/2024	321	321	327
Anadarko Petroleum Corp	6.38%	9/15/2017	207	228	234
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	1,615	1,773	1,869
Anheuser Busch Inbev Worldwide Inc	5.00%	4/15/2020	197	238	222
Apache Corp	3.63%	2/1/2021	83	87	85
Apple Inc	2.85%	5/6/2021	1,356	1,366	1,393
A&T Inc	5.50%	2/1/2018	362	399	409
A&T Inc	3.88%	8/15/2021	393	403	418
Axis Specialty Fin LLC	5.88%	6/1/2020	404	407	459
BACCT_07-A1	5.17%	6/15/2019	2,153	2,461	2,331
BACM_06-3	5.89%	7/10/2044	1,933	2,150	2,043
Baltimore Gas & Elec Co	3.35%	7/1/2023	176	175	183
Bank Of Amer Corp	6.00%	9/1/2017	1,760	1,890	1,975

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Bank Of Amer Corp	3.30%	1/11/2023	1,366	1,354	1,388
Bank Of Amer Corp	4.13%	1/22/2024	1,087	1,086	1,161
Bank Of Amer Corp	4.00%	4/1/2024	1,325	1,320	1,393
Barclays Bk Plc	5.00%	9/22/2016	673	717	726
Barclays Bk Plc	3.75%	5/15/2024	342	342	354
Barclays Plc	2.75%	11/8/2019	414	413	413
Barrick Pd Au Fin Pty	4.95%	1/15/2020	207	231	225
Baxter Intl Inc	0.05%	6/15/2023	290	289	293
Becton Dickinson & Co	3.73%	12/15/2024	238	238	246
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	228	293	271
Bp Cap Markets Plc	4.75%	3/10/2019	279	329	310
Bp Cap Markets Plc	3.56%	11/1/2021	228	228	234
Bp Cap Markets Plc	3.25%	5/6/2022	549	549	542
Brazil Rep Of	6.00%	1/17/2017	983	1,102	1,087
Brazil Rep Of	4.25%	1/7/2025	414	412	422
British Telecom Plc	5.95%	1/15/2018	559	626	639
Bear Stearns Commercial Mortgage Securities	5.13%	10/12/2042	621	667	640
Bear Stearns Commercial Mortgage Securities	5.58%	4/12/2038	186	202	196
Buckeye Partners Lp	2.65%	11/15/2018	83	82	82
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	435	487	495
Burlington Northern Santa Fe Llc	3.40%	9/1/2024	424	424	438
CA St	6.20%	3/1/2019	1,118	1,166	1,307
Canadian Natl Railway Co	5.55%	3/1/2019	621	692	716
Capital One Bk Usa Na	2.95%	7/23/2021	631	630	636

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Capital One Finl Corp	2.15%	3/23/2015	1,356	1,392	1,368
Cardinal Hlth Inc	4.63%	12/15/2020	259	298	284
Cash			2,644	2,644	2,644
Caterpillar Inc	3.90%	5/27/2021	818	832	889
Catholic Hlth Initiatives	1.60%	11/1/2017	72	73	73
Catholic Hlth Initiatives	4.20%	8/1/2023	228	227	244
CBS CORP	4.30%	2/15/2021	104	107	113
CD_07-CD4	5.32%	12/11/2049	1,006	1,126	1,070
CF Inds Inc	6.88%	5/1/2018	135	161	155
CF Inds Inc	3.45%	6/1/2023	259	259	254
Chait_14-A2	2.77%	3/15/2023	828	838	849
Chevron Corp	2.36%	12/5/2022	694	694	674
Chile Rep Of	3.25%	9/14/2021	528	523	550
Cigna Corp	5.38%	3/15/2017	621	680	681
Cigna Corp	4.38%	12/15/2020	383	416	412
Cigna Corp	4.00%	2/15/2022	228	240	243
Cisco Systems Inc	4.45%	1/15/2020	1,045	1,214	1,172
Cisco Systems Inc	2.90%	3/4/2021	41	42	42
Cnooc Fin 2014 Ulc	1.63%	4/30/2017	725	722	723
Coca Cola Co	3.15%	11/15/2020	259	272	272
Comcast Corp	5.88%	2/15/2018	725	823	831
COMM_12-CR3	2.82%	10/15/2045	290	284	291
COMM_13-CR8	3.33%	6/10/2046	476	462	492
COMM_14-CR15	2.93%	2/10/2047	1,863	1,919	1,923

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
COMM_14-UBS4	2.96%	8/10/2047	1,656	1,705	1,705
Conocophillips Co	2.40%	12/15/2022	528	527	505
Continental Airlines Inc	4.15%	4/11/2024	249	255	259
Continental Airlines Inc	4.00%	10/29/2024	206	206	210
Coventry Hlth Care Inc	5.95%	3/15/2017	155	181	172
Coventry Hlth Care Inc	5.45%	6/15/2021	559	588	644
Covidien Intl Fin Sa	2.95%	6/15/2023	104	104	102
Credit Suisse Ny	4.38%	8/5/2020	807	780	890
CRH Amer Inc	6.00%	9/30/2016	590	667	644
CSMC_06-C1	5.47%	2/15/2039	373	402	389
CSX CORP	5.60%	5/1/2017	176	200	194
CSX CORP	7.38%	2/1/2019	828	1,007	1,017
Cummins Inc	3.65%	10/1/2023	238	236	253
CVS Caremark Corp	5.75%	6/1/2017	422	478	468
Deere & Co	2.60%	6/8/2022	476	476	469
Delhaize Grp Sa	6.50%	6/15/2017	466	527	515
Delta Air Lines Inc	6.82%	8/10/2022	136	161	163
Devon Energy Corp	2.25%	12/15/2018	321	320	320
Directv Hldgs Llc Directv Fin Co I	3.50%	3/1/2016	207	207	215
Directv Hldgs Llc Directv Fin Co I	3.80%	3/15/2022	869	885	895
Discover Finl Svcs	3.85%	11/21/2022	1,087	1,084	1,111
Discovery Comm Llc	5.63%	8/15/2019	135	164	154
Dominion Gas Hldgs Llc	3.55%	11/1/2023	135	134	138
Dominion Resources Inc	4.45%	3/15/2021	331	359	363

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Dow Chemical Co	8.55%	5/15/2019	290	387	364
Dow Chemical Co	4.25%	11/15/2020	176	191	189
Dow Chemical Co	4.13%	11/15/2021	217	233	231
Dow Chemical Co	3.00%	11/15/2022	414	407	406
Duke Energy In Inc	3.75%	7/15/2020	207	224	223
Dupont Ei De Nemours & Co	4.63%	1/15/2020	393	468	443
Dupont Ei De Nemours & Co	2.80%	2/15/2023	269	270	268
Eastman Chemical Co	3.80%	3/15/2025	631	628	645
Ebay Inc	1.35%	7/15/2017	135	135	135
Ecolab Inc	4.35%	12/8/2021	383	383	418
Ecopetrol Sa	4.13%	1/16/2025	93	92	89
El Paso Pipeline Partners Oper Co	6.50%	4/1/2020	166	201	190
Entergy Corp	5.13%	9/15/2020	404	415	446
Enterprise Products Operating Llc	6.50%	1/31/2019	176	216	207
Enterprise Products Operating Llc	3.35%	3/15/2023	869	869	868
Enterprise Products Operating Llc	3.75%	2/15/2025	83	82	84
Eog Resources Inc	4.10%	2/1/2021	248	264	271
Equifax Inc	3.30%	12/15/2022	176	173	175
Export Import Bk Of Korea	4.38%	9/15/2021	538	570	597
Federal Home Loan Mortgage Corp	0.63%	11/1/2016	331	331	331
Federal Home Loan Mortgage Corp	2.00%	8/25/2016	725	722	747
Federal Home Loan Mortgage Corp	2.38%	1/13/2022	890	869	909
Federal Home Loan Mortgage Corp	1.25%	8/1/2019	135	134	132
Federal Home Loan Mortgage Corp	1.00%	9/29/2017	1,066	1,066	1,066

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Home Loan Mortgage Corp	0.75%	1/12/2018	3,985	3,962	3,942
Federal Home Loan Mortgage Corp	0.88%	3/7/2018	1,252	1,248	1,241
Federal Home Loan Mortgage Corp	0.88%	10/14/2016	1,273	1,273	1,281
Federal Home Loan Mortgage Corp Gold 30Yr	2.50%	1/1/2043	710	694	695
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	2/1/2043	1,800	1,859	1,827
Federal Home Loan Mortgage Corp Gold 30Yr	3.50%	9/1/2043	2,866	2,870	2,993
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	6/1/2029	1,978	2,050	2,065
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	6/1/2029	2,943	3,050	3,073
Federal Natl Mtg Assn 15Yr	3.50%	9/1/2026	705	749	749
Federal Natl Mtg Assn 15Yr	3.00%	5/1/2027	2,236	2,346	2,335
Federal Natl Mtg Assn 15Yr	2.50%	4/1/2028	368	367	378
Federal Natl Mtg Assn 15Yr	3.00%	8/1/2028	1,495	1,553	1,561
Federal Natl Mtg Assn 15Yr	2.50%	7/1/2028	981	980	1,003
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	917	913	939
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	69	68	71
Federal Natl Mtg Assn 15Yr	3.00%	11/1/2028	914	948	954
Federal Natl Mtg Assn 15Yr	2.50%	2/1/2029	904	896	924
Federal Natl Mtg Assn 15Yr	2.50%	9/1/2027	3,517	3,516	3,605
Federal Natl Mtg Assn 15Yr	3.50%	3/1/2026	217	218	230
Federal Natl Mtg Assn 15Yr	3.50%	2/1/2026	520	523	552
Federal Natl Mtg Assn 15Yr	3.50%	10/1/2025	273	274	291
Federal Natl Mtg Assn 15Yr Tba(Reg B)	3.00%	1/20/2015	7,763	8,056	8,079
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.50%	1/14/2015	3,105	3,213	3,243
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.00%	2/12/2015	1,035	1,047	1,046

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.00%	1/14/2015	4,140	4,398	4,426
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.00%	2/12/2015	4,140	4,401	4,414
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.50%	2/12/2015	2,070	2,241	2,246
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.50%	2/12/2015	2,070	2,145	2,149
Federal Natl Mtg Assn 20Yr	4.50%	6/1/2031	958	1,002	1,054
Federal Natl Mtg Assn 30 YR	2.38%	4/11/2016	1,894	1,996	1,951
Federal Natl Mtg Assn 30 YR	0.88%	8/28/2017	921	920	921
Federal Natl Mtg Assn 30 YR	0.88%	10/26/2017	859	859	853
Federal Natl Mtg Assn 30 YR	0.88%	5/21/2018	559	553	550
Federal Natl Mtg Assn 30 YR	1.88%	9/18/2018	1,646	1,643	1,681
Federal Natl Mtg Assn 30 YR	1.63%	11/27/2018	311	310	312
Federal Natl Mtg Assn 30 YR	1.88%	2/19/2019	62	61	63
Federal Natl Mtg Assn 30 YR	1.75%	6/20/2019	973	973	978
Federal Natl Mtg Assn 30 YR	2.63%	9/6/2024	1,190	1,183	1,215
Federal Natl Mtg Assn 30Yr	5.50%	5/1/2037	497	541	560
Federal Natl Mtg Assn 30Yr	6.00%	9/1/2038	573	621	654
Federal Natl Mtg Assn 30Yr	5.50%	6/1/2033	553	597	624
Federal Natl Mtg Assn 30Yr	5.50%	10/1/2033	705	761	795
Federal Natl Mtg Assn 30Yr	4.00%	12/1/2040	1,472	1,458	1,582
Federal Natl Mtg Assn 30Yr	4.00%	1/1/2041	1,930	2,016	2,073
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	3,640	3,720	3,986
Federal Natl Mtg Assn 30Yr	4.00%	2/1/2041	695	689	747
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	80	78	82
Federal Natl Mtg Assn 30Yr	5.00%	12/1/2034	1,301	1,397	1,450

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	4.50%	5/1/2039	413	442	454
Federal Natl Mtg Assn 30Yr	3.50%	8/1/2042	1,747	1,884	1,831
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	985	993	1,002
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	1,827	1,886	1,858
Federal Natl Mtg Assn 30Yr	3.00%	2/1/2043	1,680	1,597	1,707
Federal Natl Mtg Assn 30Yr	3.00%	7/1/2043	1,357	1,287	1,380
Federal Natl Mtg Assn 30Yr	3.50%	3/1/2043	1,851	1,982	1,941
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	623	591	634
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	425	414	433
Federal Natl Mtg Assn 30Yr	3.00%	8/1/2043	986	938	1,003
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	325	310	331
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2043	920	966	987
Federal Natl Mtg Assn 30Yr	5.50%	4/1/2034	571	620	644
Federal Natl Mtg Assn 30Yr	5.00%	4/1/2034	2,817	2,982	3,136
Federal Natl Mtg Assn 30Yr	5.50%	9/1/2034	557	598	629
Federal Natl Mtg Assn 30Yr	5.00%	7/1/2035	833	889	927
Federal Natl Mtg Assn 30Yr	5.50%	2/1/2035	989	1,067	1,116
Federal Natl Mtg Assn 30Yr	6.50%	12/1/2037	436	489	498
Federal Natl Mtg Assn 30Yr	6.00%	5/1/2038	1,982	2,157	2,265
Federal Natl Mtg Assn 30Yr	6.50%	1/1/2037	908	1,025	1,039
Federal Natl Mtg Assn 30Yr	4.00%	9/1/2040	962	1,015	1,033
Federal Natl Mtg Assn 30Yr	5.50%	3/1/2038	678	736	764
Federal Natl Mtg Assn 30Yr	4.00%	3/1/2039	316	319	340
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	2,772	2,850	3,035

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	4.50%	3/1/2041	1,161	1,190	1,271
Federal Natl Mtg Assn 30Yr	3.50%	5/1/2042	1,930	1,931	2,023
Federal Natl Mtg Assn 30Yr	3.50%	9/1/2042	702	747	735
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2042	3,919	3,934	4,106
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2042	897	922	913
Federal Natl Mtg Assn 30Yr	3.50%	11/1/2042	2,534	2,714	2,655
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	2,689	2,702	2,735
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	448	467	456
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	1,371	1,426	1,394
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	1,907	1,835	1,940
Federal Natl Mtg Assn 30Yr	3.00%	3/1/2043	1,959	2,029	1,991
Federal Natl Mtg Assn 30Yr	4.50%	9/1/2039	654	678	718
Federal Natl Mtg Assn 30Yr	4.00%	7/1/2040	432	435	466
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2039	578	535	606
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2040	345	337	371
Federal Natl Mtg Assn 30Yr	3.00%	11/15/2042	1,861	1,793	1,915
Federal Natl Mtg Assn 30Yr	4.00%	4/20/2042	620	677	669
Federal Natl Mtg Assn 30Yr	3.00%	8/20/2042	903	888	927
Federal Natl Mtg Assn 30Yr	3.50%	8/20/2042	3,164	3,433	3,337
Federal Natl Mtg Assn 30Yr	3.00%	9/20/2042	1,798	1,767	1,847
Federal Natl Mtg Assn 30Yr	3.50%	9/20/2042	2,391	2,604	2,522
Federal Natl Mtg Assn 30Yr	3.50%	10/20/2042	2,398	2,594	2,530
Federal Natl Mtg Assn 30Yr	3.00%	12/20/2042	914	893	938
Federal Natl Mtg Assn 30Yr	3.50%	5/20/2043	2,961	3,127	3,123

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	3.50%	10/20/2043	1,023	1,066	1,080
Federal Natl Mtg Assn 30Yr	4.00%	6/20/2044	3,872	4,120	4,168
Federal Natl Mtg Assn 30Yr	3.50%	5/15/2043	917	994	967
Federal Natl Mtg Assn 30Yr	3.00%	3/15/2043	1,013	994	1,042
Fgold 15Yr	4.00%	6/1/2026	1,004	1,049	1,078
Fgold 15Yr	4.00%	7/1/2026	560	591	601
Fgold 15Yr	2.50%	11/1/2027	828	866	846
Fgold 15Yr	2.50%	8/1/2028	934	930	955
Fgold 15Yr	3.00%	8/1/2029	1,005	1,044	1,049
Fgold 15Yr Giant	3.50%	9/1/2026	312	325	332
Fgold 15Yr Tba(Reg B)	2.50%	1/20/2015	1,035	1,047	1,054
Fgold 30Yr	3.00%	12/1/2042	1,539	1,498	1,563
Fgold 30Yr	3.00%	10/1/2042	960	935	975
Fgold 30Yr	3.00%	1/1/2043	2,879	2,799	2,922
Fgold 30Yr	4.50%	11/1/2040	375	395	411
Fgold 30Yr	4.00%	11/1/2040	958	1,011	1,029
Fgold 30Yr	4.00%	12/1/2040	1,982	2,090	2,128
Fgold 30Yr	5.00%	8/1/2041	3,632	3,934	4,038
Fgold 30Yr	5.00%	7/1/2041	736	797	818
Fgold 30Yr Giant	5.50%	1/1/2035	278	303	313
Fgold 30Yr Giant	6.00%	9/1/2037	1,015	1,103	1,160
Fgold 30Yr Giant	4.50%	6/1/2039	552	591	603
Fgold 30Yr Giant	4.00%	11/1/2039	1,029	1,043	1,108
Fgold 30Yr Giant	4.50%	12/1/2039	787	828	860

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fgold 30Yr Giant	5.50%	1/1/2040	461	500	519
Fgold 30Yr Giant	4.00%	12/1/2040	954	1,005	1,024
Fgold 30Yr Giant	4.00%	12/1/2040	967	964	1,037
Fgold 30Yr Giant	4.00%	2/1/2041	1,607	1,603	1,726
Fgold 30Yr Giant	4.50%	4/1/2041	2,379	2,462	2,612
Fgold 30Yr Giant	3.00%	6/1/2042	930	953	944
Fgold 30Yr Giant	3.50%	9/1/2042	1,791	1,932	1,871
Fgold 30Yr Giant	5.50%	6/1/2038	1,852	1,958	2,083
Fgold 30Yr Giant	4.50%	10/1/2039	1,788	1,853	1,952
Fgold 30Yr Giant	4.50%	11/1/2039	362	383	395
Fgold 30Yr Giant	4.00%	1/1/2044	1,859	1,912	1,992
Fhms_K033	3.06%	7/25/2023	725	738	750
Fhms_K038	3.39%	3/25/2024	2,070	2,154	2,192
Fhms_K040	3.24%	9/25/2024	1,604	1,653	1,679
Fiserv Inc	3.13%	6/15/2016	259	259	266
FN 5/1 12M LIBOR ARM	2.72%	2/1/2041	1,244	1,261	1,310
FNA_14-M9	3.10%	7/25/2024	952	962	985
Ford Motor Cr Co Llc	5.75%	2/1/2021	921	1,053	1,078
Ford Motor Cr Co Llc	2.60%	11/4/2019	476	476	476
Freeport Mcmoran Copper & Gold Inc	3.55%	3/1/2022	414	393	396
GCCFC_05-GG5	5.22%	4/10/2037	2,070	2,205	2,101
GCCFC_07-GG9	5.38%	3/10/2039	872	893	878
General Dynamics Corp	2.25%	11/15/2022	476	471	460
General Elec Cap Corp	5.63%	5/1/2018	1,035	1,123	1,175

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
General Elec Cap Corp	4.65%	10/17/2021	207	207	236
General Elec Cap Corp	3.10%	1/9/2023	1,439	1,391	1,478
General Elec Cap Corp	3.45%	5/15/2024	279	278	290
General Mills Inc	5.70%	2/15/2017	673	754	750
Georgia Pwr Co	2.85%	5/15/2022	362	361	365
Gilead Sciences Inc	4.50%	4/1/2021	528	583	592
Gilead Sciences Inc	4.40%	12/1/2021	217	240	240
Gilead Sciences Inc	3.70%	4/1/2024	269	269	285
Gilead Sciences Inc	3.50%	2/1/2025	145	145	149
Glaxosmithkline Cap Inc	2.80%	3/18/2023	72	72	72
Goldman Sachs Grp Inc	5.38%	3/15/2020	21	21	23
Goldman Sachs Grp Inc	3.85%	7/8/2024	62	62	65
Goldman Sachs Grp Inc	6.15%	4/1/2018	1,294	1,407	1,472
Goldman Sachs Grp Inc	5.75%	1/24/2022	155	155	184
Goldman Sachs Grp Inc	2.38%	1/22/2018	735	740	750
Goldman Sachs Grp Inc	3.63%	1/22/2023	362	365	373
Goldman Sachs Grp Inc	4.00%	3/3/2024	383	382	402
Government Properties Income Tr	3.75%	8/15/2019	124	123	128
Govt Natl Mtg Assn 30Yr	4.50%	11/15/2039	963	1,058	1,062
Govt Natl Mtg Assn 30Yr	4.50%	4/15/2040	1,679	1,834	1,847
Govt Natl Mtg Assn 30Yr	5.00%	5/15/2035	379	420	421
Govt Natl Mtg Assn 30Yr Platinum	5.00%	7/15/2039	771	853	860
Govt Natl Mtg Assn 30Yr Platinum	5.50%	4/15/2038	389	425	438
Govt Natl Mtg Assn 30Yr Platinum	5.50%	6/15/2038	592	647	667

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Govt Natl Mtg Assn2 15Yr	3.00%	3/20/2027	627	664	660
Govt Natl Mtg Assn2 30Yr	5.00%	8/20/2039	457	503	507
Govt Natl Mtg Assn2 30Yr	4.50%	5/20/2040	1,862	2,043	2,048
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2040	1,109	1,218	1,219
Govt Natl Mtg Assn2 30Yr	4.00%	9/20/2040	1,231	1,340	1,327
Govt Natl Mtg Assn2 30Yr	4.00%	10/20/2040	1,856	2,016	2,001
Govt Natl Mtg Assn2 30Yr	4.50%	10/20/2040	1,073	1,178	1,181
Govt Natl Mtg Assn2 30Yr	4.50%	12/20/2040	1,503	1,649	1,652
Govt Natl Mtg Assn2 30Yr	4.00%	2/20/2041	391	412	421
Govt Natl Mtg Assn2 30Yr	4.00%	1/20/2041	719	731	775
Govt Natl Mtg Assn2 30Yr	4.00%	3/20/2041	1,093	1,156	1,178
Govt Natl Mtg Assn2 30Yr	4.00%	4/20/2041	1,433	1,559	1,581
Govt Natl Mtg Assn2 30Yr	4.50%	8/20/2041	1,375	1,451	1,513
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2041	473	504	520
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	3.50%	1/21/2015	1,035	1,074	1,089
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	4.00%	1/21/2015	1,035	1,105	1,112
Halliburton Co	3.50%	8/1/2023	580	579	593
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	735	849	841
Hewlett Packard Co	4.30%	6/1/2021	352	358	372
Home Depot Inc	3.75%	2/15/2024	248	247	269
HSBC Bk Usa Na	4.88%	8/24/2020	725	702	812
HSBC Fin Corp	6.68%	1/15/2021	238	246	290
HSBC Hldgs Plc	5.10%	4/5/2021	124	124	142
HSBC Hldgs Plc	4.88%	1/14/2022	549	548	624
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
IBM Corp	8.38%	11/1/2019	476	674	616
Ingersoll Rand Global Hldg Co Ltd	6.88%	8/15/2018	393	473	467
Ingersoll Rand Global Hldg Co Ltd	4.25%	6/15/2023	290	295	306
International Paper Co	7.95%	6/15/2018	362	434	428
International Paper Co	4.75%	2/15/2022	725	796	804
Israel St Of	4.00%	6/30/2022	414	410	449
Jpmbb_14-C23	3.37%	9/15/2047	2,070	2,091	2,145
J.P. Morgan Clearing Corp_05-CB12	4.95%	9/12/2037	259	266	265
J.P. Morgan Clearing Corp_05-LDP2	4.78%	7/15/2042	404	413	409
J.P. Morgan Clearing Corp_05-LDP4	5.00%	10/15/2042	1,128	1,162	1,155
J.P. Morgan Clearing Corp_13-C10	2.88%	12/15/2047	828	837	827
J.P. Morgan Chase & Co	6.30%	4/23/2019	1,397	1,566	1,640
J.P. Morgan Chase & Co	4.35%	8/15/2021	414	404	457
J.P. Morgan Chase & Co	3.25%	9/23/2022	455	456	462
J.P. Morgan Chase & Co	3.20%	1/25/2023	590	590	598
J.P. Morgan Chase & Co	3.63%	5/13/2024	828	824	852
J.P. Morgan Chase & Co	3.88%	9/10/2024	259	258	262
J.P. Morgan Chase & Co Inc	3.38%	5/1/2023	176	175	175
Kellogg Co	1.75%	5/17/2017	259	258	260
Keycorp	5.10%	3/24/2021	145	145	166
Kinder Morgan Energy Partners Lp	6.00%	2/1/2017	186	212	206
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	321	406	377
Korea Dev Bk	3.88%	5/4/2017	424	422	447
Kraft Foods Grp Inc	5.38%	2/10/2020	379	452	438

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Kroger Co	2.30%	1/15/2019	93	93	94
LBUBS_05-C7	5.26%	11/15/2040	756	790	782
LG&E & Ku Energy LLC	3.75%	11/15/2020	207	210	217
Lloyds Tsb Bk Plc	4.88%	1/21/2016	518	515	550
Lyondellbasell Inds Nv	6.00%	11/15/2021	766	898	888
Marsh & Mclennan Cos Inc	3.50%	6/3/2024	259	259	258
Mastercard Inc	3.38%	4/1/2024	311	310	321
Mcdonalds Corp	2.63%	1/15/2022	83	82	84
Mcdonalds Corp	1.88%	5/29/2019	228	226	227
Mckesson Corp	4.75%	3/1/2021	414	452	465
Medtronic Inc	2.75%	4/1/2023	186	179	183
Medtronic Inc	3.50%	3/15/2025	963	953	986
Merck & Co Inc	3.88%	1/15/2021	1,045	1,066	1,150
Metlife Inc	6.75%	6/1/2016	569	659	617
Metlife Inc	4.37%	9/15/2023	694	715	757
Mexico United Mexican States	5.95%	3/19/2019	1,139	1,258	1,307
Mexico United Mexican States	4.00%	10/2/2023	406	404	425
Microsoft Corp	3.00%	10/1/2020	31	29	33
MLCFC_06-1	5.52%	2/12/2039	911	986	953
MLCFC_06-2	5.88%	6/12/2046	166	178	176
Merrill Lynch Mortgage Trust_06-C1	5.68%	5/12/2039	2,070	2,291	2,169
Merrill Lynch Mortgage Trust_06-C2	5.68%	5/12/2039	559	597	589
Molson Coors Brewing Co	2.00%	5/1/2017	166	166	168
Monsanto Co	3.38%	7/15/2024	207	207	214

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Morgan Stanley	3.75%	2/25/2023	1,315	1,295	1,366
Morgan Stanley	3.88%	4/29/2024	104	103	106
Morgan Stanley	5.50%	7/28/2021	311	266	359
Morgan Stanley	5.63%	9/23/2019	776	785	888
Morgan Stanley	4.10%	5/22/2023	72	72	74
Morgan Stanley	4.88%	11/1/2022	41	42	44
Msbam_14-C14	2.92%	2/15/2047	2,691	2,772	2,781
MSC_06-HQ9	5.77%	7/12/2044	186	204	199
MSC_06-IQ11	5.66%	10/15/2042	104	113	109
Mylan Inc	2.55%	3/28/2019	104	103	103
Nabors Inds Inc	6.15%	2/15/2018	487	553	518
Nabors Inds Inc	4.63%	9/15/2021	248	267	237
NBCUniversal Media Llc	5.15%	4/30/2020	414	486	473
NBCUniversal Media Llc	2.88%	1/15/2023	228	228	230
News Amer Inc	6.90%	3/1/2019	983	1,154	1,182
Nisource Fin Corp	6.80%	1/15/2019	197	242	237
Noble Energy Inc	8.25%	3/1/2019	290	385	355
Noble Energy Inc	4.15%	12/15/2021	290	290	296
Nomura Hldgs Inc	2.75%	3/19/2019	921	915	938
Norfolk Southern Corp	5.75%	4/1/2018	424	498	483
Norfolk Southern Corp	5.90%	6/15/2019	787	909	905
Northrop Grumman Corp	5.05%	8/1/2019	569	597	644
Novartis Cap Corp	2.40%	9/21/2022	580	575	574
Novartis Cap Corp	3.40%	5/6/2024	135	134	141

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Occidental Petroleum Corp	4.10%	2/1/2021	756	785	815
Oneok Partners Lp	8.63%	3/1/2019	569	708	704
Oneok Partners Lp	3.38%	10/1/2022	207	206	193
Oracle Corp	5.75%	4/15/2018	259	313	295
Oracle Corp	5.00%	7/8/2019	342	406	392
Oracle Corp	3.88%	7/15/2020	41	44	45
Oracle Corp	2.50%	10/15/2022	269	268	264
Oracle Corp	2.80%	7/8/2021	518	517	531
Pacific Gas & Elec Co	3.85%	11/15/2023	590	589	617
Pepsico Inc	5.00%	6/1/2018	1,284	1,410	1,425
Petrobras Global Fin Bv	4.38%	5/20/2023	766	757	662
Petroleos Mexicanos	3.50%	1/30/2023	238	238	231
Petroleos Mexicanos	4.88%	1/18/2024	383	381	406
Petroleos Mexicanos	4.25%	1/15/2025	166	164	166
Philip Morris Intl Inc	4.50%	3/26/2020	383	439	425
Philip Morris Intl Inc	2.63%	3/6/2023	352	345	345
Philips Electronics Nv	5.75%	3/11/2018	342	383	385
Pnc Fdg Corp	4.38%	8/11/2020	725	711	804
Pnc Finl Svcs Grp Inc	3.90%	4/29/2024	114	113	117
Principal Finl Grp Inc	1.85%	11/15/2017	176	176	177
Procter & Gamble Co	2.30%	2/6/2022	93	92	94
Procter & Gamble Co	3.10%	8/15/2023	186	192	194
Progress Energy Inc	4.88%	12/1/2019	725	840	804
Quest Diagnostics Inc	5.45%	11/1/2015	621	676	649

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Raytheon Co	3.13%	10/15/2020	207	212	215
Raytheon Co	3.15%	12/15/2024	321	319	323
Republic Svcs Inc	5.50%	9/15/2019	248	295	284
Reynolds Amern Inc	6.75%	6/15/2017	528	609	590
Rio Tinto Fin Ltd	3.50%	3/22/2022	21	20	20
Rio Tinto Fin Usa Ltd	3.50%	11/2/2020	445	434	464
Rio Tinto Fin Usa Plc	1.38%	6/17/2016	507	506	510
Rock Tenn Co	4.90%	3/1/2022	135	145	147
Rogers Comm Inc	6.80%	8/15/2018	311	366	367
Rogers Comm Inc	3.00%	3/15/2023	145	145	142
Royal Bk Of Scotland Grp Plc	6.40%	10/21/2019	362	360	425
Royal Bk Of Scotland Plc	6.13%	1/11/2021	362	359	437
Safeway Inc	3.95%	8/15/2020	238	232	244
San Diego Gas & Elec Co	3.60%	9/1/2023	145	151	154
Schlumberger Investment Sa	3.65%	12/1/2023	145	144	152
Shell Intl Fin Bv	4.30%	9/22/2019	476	538	528
Shell Intl Fin Bv	4.38%	3/25/2020	155	173	172
Shell Intl Fin Bv	2.00%	11/15/2018	2,805	2,825	2,832
Simon Property Grp Lp	6.13%	5/30/2018	621	690	710
Southern Ca Edison Co	3.50%	10/1/2023	424	423	450
Svenska Handelsbanken Ab	2.50%	1/25/2019	518	518	533
Synchrony Finl	4.25%	8/15/2024	228	228	237
Sysco Corp	3.50%	10/2/2024	652	649	677
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	600	599	585

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Time Warner Cable Inc	5.85%	5/1/2017	207	237	228
Time Warner Cable Inc	8.75%	2/14/2019	279	380	355
Time Warner Cable Inc	5.00%	2/1/2020	62	72	70
Time Warner Inc	4.75%	3/29/2021	590	590	651
Time Warner Inc	4.00%	1/15/2022	52	51	55
Total Cap Intl Sa	2.88%	2/17/2022	497	496	497
Total Cap Intl Sa	2.70%	1/25/2023	290	279	284
Toyota Motor Cr Corp	2.63%	1/10/2023	445	442	447
Transocean Inc	2.50%	10/15/2017	186	187	166
Travelers Cos Inc	5.80%	5/15/2018	580	636	659
US Treasury Note	1.25%	11/30/2018	11,666	11,520	11,597
US Treasury Note	2.00%	11/30/2020	18,570	18,448	18,765
US Treasury Note	2.25%	3/31/2021	5,165	5,237	5,303
US Treasury Note	1.63%	4/30/2019	11,945	11,956	12,019
US Treasury Note	2.38%	8/15/2024	2,018	2,024	2,074
US Treasury Note	0.88%	10/15/2017	497	497	496
US Treasury Note	2.25%	11/15/2024	3,064	3,072	3,094
US Treasury Note	1.50%	11/30/2019	1,366	1,359	1,360
US Treasury Note	1.00%	12/15/2017	2,122	2,118	2,118
US Treasury Note	2.13%	12/31/2021	3,685	3,720	3,722
US Treasury Note	1.63%	12/31/2019	3,913	3,906	3,907
US Treasury Note	0.63%	12/31/2016	12,815	12,798	12,798
US Treasury Note	3.50%	2/15/2018	7,629	8,312	8,276
US Treasury Note	2.38%	7/31/2017	1,801	1,878	1,884

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
US Treasury Note	1.88%	9/30/2017	4,192	4,316	4,310
US Treasury Note	2.63%	11/15/2020	10,144	10,472	10,623
US Treasury Note	1.38%	11/30/2015	7,991	8,211	8,081
US Treasury Note	2.63%	1/31/2018	5,559	5,803	5,866
US Treasury Note	1.75%	5/31/2016	7,360	7,576	7,505
US Treasury Note	2.38%	5/31/2018	3,540	3,673	3,677
US Treasury Note	1.50%	8/31/2018	11,076	11,085	11,186
US Treasury Note	1.00%	10/31/2016	3,623	3,652	3,655
US Treasury Note	0.88%	11/30/2016	4,720	4,747	4,745
US Treasury Note	0.88%	12/31/2016	13,312	13,359	13,362
US Treasury Note	1.00%	3/31/2017	5,548	5,568	5,586
US Treasury Note	0.63%	5/31/2017	12,318	12,298	12,254
US Treasury Note	0.63%	8/31/2017	2,588	2,550	2,569
US Treasury Note	0.63%	9/30/2017	2,702	2,683	2,677
US Treasury Note	0.25%	12/15/2015	11,179	11,177	11,182
US Treasury Note	0.88%	1/31/2018	8,674	8,585	8,637
US Treasury Note	0.75%	2/28/2018	1,511	1,479	1,495
US Treasury Note	0.63%	8/15/2016	4,741	4,748	4,760
US Treasury Note	2.13%	8/31/2020	11,552	11,549	11,840
US Treasury Note	0.88%	9/15/2016	4,472	4,495	4,507
US Treasury Note	0.63%	11/15/2016	8,643	8,630	8,651
TVA	3.88%	2/15/2021	518	514	578
TVA	2.88%	9/15/2024	373	369	380
Tyco Electronics Grp Sa	6.55%	10/1/2017	197	239	224

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Tyco Intl Fin Sa	8.50%	1/15/2019	248	323	313
Tyson Foods Inc	3.95%	8/15/2024	300	299	315
Ubs Ag Stamford	2.38%	8/14/2019	518	517	522
Unilever Cap Corp	4.25%	2/10/2021	487	485	547
Union Pacific Corp	4.00%	2/1/2021	217	230	242
United Parcel Svc Inc	5.13%	4/1/2019	300	351	341
United Parcel Svc Inc	3.13%	1/15/2021	290	300	306
United Technologies Corp	3.10%	6/1/2022	114	115	116
Unitedhealth Grp Inc	6.00%	2/15/2018	41	48	47
Unitedhealth Grp Inc	4.70%	2/15/2021	248	270	284
Unitedhealth Grp Inc	1.40%	10/15/2017	228	227	228
Unitedhealth Grp Inc	2.88%	3/15/2023	352	350	352
Verizon Comms Inc	4.60%	4/1/2021	455	452	499
Verizon Comms Inc	5.15%	9/15/2023	2,018	2,016	2,259
Viacom Inc	5.63%	9/15/2019	300	357	342
Viacom Inc	3.13%	6/15/2022	207	204	201
Wal Mart Stores Inc	5.38%	4/5/2017	228	269	252
Wal Mart Stores Inc	5.80%	2/15/2018	1,066	1,262	1,228
Walt Disney Co	2.75%	8/16/2021	300	296	308
Walt Disney Co	1.10%	12/1/2017	197	196	196
Waste Mgmt Inc	4.60%	3/1/2021	166	179	186
Waste Mgmt Inc	4.75%	6/30/2020	186	211	204
Waste Mgmt Inc	2.90%	9/15/2022	93	92	93
Watson Pharmaceuticals Inc	6.13%	8/15/2019	321	389	371

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Watson Pharmaceuticals Inc	3.25%	10/1/2022	393	391	387
Wachovia Bank Comm Mtg Trust_05-C17	5.22%	3/15/2042	228	240	228
Wachovia Bank Comm Mtg Trust_05-C20	5.18%	7/15/2042	104	106	106
Wachovia Bank Comm Mtg Trust_05-C22	5.27%	12/15/2044	2,206	2,363	2,261
Wachovia Bank Comm Mtg Trust_06-C25	5.72%	5/15/2043	476	549	501
Wachovia Bank Comm Mtg Trust_06-C27	5.77%	7/15/2045	226	245	237
Wachovia Bank Comm Mtg Trust_06-C28	5.57%	10/15/2048	291	330	309
Weatherford Intl Ltd	9.63%	3/1/2019	414	542	505
Weatherford Intl Ltd	5.13%	9/15/2020	197	215	196
Wellpoint Inc	3.13%	5/15/2022	859	826	862
Wells Fargo & Co	5.63%	12/11/2017	1,449	1,608	1,611
Wells Fargo & Co	4.13%	8/15/2023	31	31	33
Western Gas Partners Lp	4.00%	7/1/2022	166	171	171
WFRBS_14-LC14	2.86%	3/15/2047	725	747	745
Williams Partners Lp	4.30%	3/4/2024	631	631	639
Wyeth Llc	5.45%	4/1/2017	869	984	964
Xerox Corp	2.95%	3/15/2017	228	228	236
XTO Energy Inc	5.50%	6/15/2018	259	313	292
Xylem Inc	4.88%	10/1/2021	352	383	385
Wrapper				—	(233)
Fair value of contract				633,067	640,748
Total synthetic GICs				1,890,640	1,978,853
Total GICs (including wrapper contracts)				2,344,256	2,439,487
Total investments				$25,796,448	$30,620,566

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value

Loans receivable from participants
533 loans carrying an interest rate of 4.25% with maturities up to 19 years				$—	$2,333,876
Total				$25,796,448	$32,954,442

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

By: /s/ J. Michael Murray
J. Michael Murray
Global Head of Human Resources

Date: June 12, 2015